Exhibit 99.1

NI 43-101 Technical Report

Westwood Project,

Québec, Canada

Prepared by

IAMGOLD Technical Services

27 February 2009

TABLE OF CONTENTS

SECTION		Page

1.0	SUMMARY	1-1
1.1	Introduction	1-1
1.2	Resources	1-2
1.3	Property and Mining Rights	1-2
1.4	Geology and Mineralization	1-4
1.5	Exploration Potential	1-4
1.6	Recommendations	1-5
1.7	Environment	1-6
1.8	Pre-feasibility Study	1-6
2.0	INTRODUCTION AND TERMS OF REFERENCE	2-1
2.1	Terms of Reference	2-1
2.2	Introduction	2-1
2.3	Purpose of the Report	2-2
2.4	Sources of information and Data	2-2
2.5	Field Involvement by Report Authors	2-2
2.6	Definitions of Terms	2-3
2.7	Units of Measurement	2-3
2.8	Acronyms	2-4
3.0	RELIANCE ON OTHER EXPERTS	3-1
4.0	PROPERTY DESCRIPTION AND LOCATION	4-1
4.1	Location	4-1
4.2	Property Description	4-2
4.3	Surface Area of the Property	4-2
4.4	Mineral Claims	4-2
4.5	Legal Surveys	4-8
4.6	Requirements to Maintain the Claims in Good Standing	4-9
4.7	Titles and Obligations / Agreements	4-9
4.8	Exceptions to Title Opinion	4-10
4.9	Royalties and Other Encumbrances	4-10
4.10	Environmental Liabilities	4-10
4.11	Permits and Licenses	4-10
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	5-1

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5.1	Access	5-1
5.2	Physiography	5-1
5.3	Climate and Operating Seasons	5-1
5.4	Vegetation	5-1
5.5	Location Resources and Infrastructure	5-2
6.0	HISTORY	6-1
6.1	Ownership	6-2
6.2	Project Expenditures	6-3
6.3	Historical Mineral Resource and Mineral Reserve Estimates	6-3
7.0	REGIONAL SETTING	7-1
7.1	Regional Geology	7-1
7.2	Local Geology	7-1
7.2.1	Lithology and Stratigraphy	7-2
7.2.2	Structural Geology	7-4
7.2.3	Alteration	7-5
7.3	Mineralization	7-5
7.4	Geochemistry	7-6
7.5	Geophysics	7-6
8.0	DEPOSIT TYPES	8-1
9.0	MINERALIZATION	9-1
10.0	EXPLORATION	10-1
10.1	Summary	10-1
10.2	Drilling Results	10-3
11.0	DRILLING	11-1
12.0	SAMPLING METHOD AND APPROACH	12-1
13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
13.1	Renumbered Rejects	13-1
13.2	Renumbered Pulps	13-2
13.3	Internal Reference Material	13-4
13.4	Blanks	13-7
13.5	Comparison with External Laboratory	13-8
13.6	Discussion on the QA/QC Program Results	13-12
14.0	DATA VERIFICATION	14-1
15.0	ADJACENT PROPERTIES	15-1
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
16.1	Milling General	16-10
16.2	Ore Handling and Crushing	16-11
16.3	Grinding and Gravity	16-11

16.4	Flotation	16-11
16.5	Filtration	16-12
16.6	Leaching	16-12
16.7	Mill Capacity	16-13
16.8	Tailings Disposal	16-13
16.9	Mill Consumables	16-14
17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
17.1	Modeling of the Mineralized Envelopes	17-1
17.2	Drill Hole Compositing and Grade Capping	17-5
17.3	Specific Gravity	17-9
17.4	Block Model	17-10
17.5	Variography and Search Ellipses	17-10
17.6	Interpolation Parameters	17-11
17.7	Classification	17-11
17.8	Resource Estimates	17-12
17.9	Validation of Results	17-16
17.9.1	Composites vs. Block Grades	17-16
17.9.2	Volume of the Wireframes vs. Volume of the Block Model	17-17
17.10	Evaluation of Geological Risks	17-17
18.0	OTHER RELEVANT DATA AND INFORMATION	18-1
18.1	Diluted Resources	18-1
18.2	Mining	18-4
18.3	Processing	18-5
18.4	General Services and Administration	18-5
18.5	Environment & Permitting	18-5
18.6	Operating Costs	18-5
18.7	Capital Expenditures	18-6
18.8	Project Schedule	18-7
18.9	Financial Evaluation	18-8
19.0	INTERPRETATION AND CONCLUSION	19-1
19.1	Opportunity	19-1
19.2	Project Risks	19-2
20.0	RECOMMENDATIONS	20-1
20.1	Exploration Drilling	20-1
20.2	Metallurgical Testing	20-1
20.3	Resource Estimation	20-2
20.4	Environment	20-2
20.5	Pre-feasibility Study	20-2
21.0	REFERENCES	21-1

22.0	SIGNATURE PAGE	22-1
23.0	CERTIFICATE OF QUALIFIED PERSONS	23-1

TABLE OF FIGURES

SECTION		Page
Figure 4.1:	Project Location Map	4-1
Figure 4.2:	Doyon and Westwood Projects - Mining lease and claims	4-8
Figure 6.1:	Cumulative Production and Reserves at Doyon Mine	6-4
Figure 6.2:	Exploration work / location / period / results - Warrenmac-Westwood area	6-4
Figure 7.1:	Westwood Project – Local Geology	7-2
Figure 7.2:	Doyon-Bousquet-La Ronde Regional Stratigraphy	7-4
Figure 10.1:	Westwood Project – Schematic longitudinal composite	10-3
Figure 10.2:	Plan view Showing Mineralized Blocks from New Interpretation	10-9
Figure 10.3:	West-inclined view Showing Mineralized Blocks from New Interpretation	10-10
Figure 10.4:	Compostie Longitudinal Section A-A of Zone 2 Extension	10-11
Figure 10.5:	Composite Longitudinal Section B-B of North Corridor	10-12
Figure 13.1:	Scatter Plot Original and re-assay rejects	13-2
Figure 13.2:	Scatter Plot Original and re-assay rejects	13-3
Figure 13.3:	Scatter Plot Original Log and re-assay rejects	13-3
Figure 13.4:	STD1-2006 Control Chart	13-4
Figure 13.5:	STD2-2006 Control Chart	13-5
Figure 13.6:	STD3-2006 Control Chart	13-5
Figure 13.7:	STD4-2008 Control Chart	13-6
Figure 13.8:	STD5-2008 Control Chart	13-6
Figure 13.9:	STD6-2008 Control Chart	13-7
Figure 13.10:	Assay results for blanks	13-8
Figure 13.11:	Scatter Plot for two laboratories	13-9
Figure 13.12:	Au Scatter Plot Results of both laboratories	13-10
Figure 13.13:	Ag Scatter Plot Results of both laboratories	13-10
Figure 13.14:	Cu Scatter Plot Results of both laboratories	13-11
Figure 13.15:	Zn Scatter Plot Results of both laboratories	13-11
Figure 17.1:	Isometric View Showing the Mineralized Corridors	17-3
Figure 17.2:	Westwood Cross Section 4400E	17-4
Figure 17.3:	Westwood Corridor cumulative plot and statistics	17-6
Figure 17.4:	Zone 2 Ext. cumulative plot and statistics	17-7
Figure 17.5:	North Corridor cumulative plot and statistics	17-8

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Figure 17.6:	Grade Tonnage Curve - Inferred Resources	17-14

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TABLE OF TABLES

SECTION		Page
Table 1.1:	Total Inferred Resources by Cut-Offs	1-2
Table 4.1:	Doyon Westwood – Mineral Claims and Mining Leases	4-3
Table 6.1:	Previous Exploration Drilling – Warrenmac-Westwood Areas	6-2
Table 6.2:	Historical Production at Doyon Mine	6-5
Table 10.1:	Summary of recent exploration work	10-2
Table 10.2:	Westwood Project- Most Signifiant Exploration Results	10-5
Table 10.3:	Drilling Results From Warrenmac Press Release May 2008	10-7
Table 10.4:	Evaluation Drilling Results From Warrenmac – Press Release May 2008	10-8
Table 13.1:	Samples	13-1
Table 16.1:	Composites for metallurgical work	16-2
Table 16.2:	ICP Chemical Analyses	16-3
Table 16.3:	Comparison of CIL vs First Series of Kinetic Tests	16-4
Table 16.4:	Reagent Consumption	16-4
Table 16.5:	Warrenmac Metallurgical Test Samples	16-6
Table 16.6:	Cu-Zn flotation tests in closed cycle	16-7
Table 16.7:	Cumulative recoveries of Au & Ag from cyanidation and flotation	16-8
Table 16.8:	Westwood Leaching Test Samples	16-9
Table 16.9:	Leaching test results	16-10
Table 17.1:	Mineralized Envelopes	17-2
Table 17.2:	Uncapped Gold Composite Statistics	17-9
Table 17.3:	Capped Gold Composite Statistics	17-9
Table 17.4:	Block Model parameters	17-10
Table 17.5:	Search Ellipse Parameters	17-11
Table 17.6:	Inferred Resources by Zone at Different Cut-Off Grades	17-13
Table 17.7:	Total Inferred Resources by Cut-offs	17-14
Table 17.8:	Inferred Resources – Lens WW25 (Cut-off = 4 g Au/t or NSR = $80/tonne)	17-15
Table 17.9:	Inferred Resources (Cut-off = 4 g Au/t; NSR = $80/tonne for WW25 lens)	17-15
Table 17.10:	Indicated Resources (Cut-off = $80/tonne)	17-16
Table 17.11:	Grade Comparison – Composite vs. Block Model	17-16
Table 17.12:	Volume Comparison	17-17

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Table 17.13:	Risk Matrix	17-18
Table 18.1:	Resources based on preliminary assessment	18-3
Table 18.2:	Mine costs	18-6
Table 18.3:	Capital Cost	18-7
Table 18.4:	Economic Evaluation	18-8

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1.0 SUMMARY

1.1              Introduction

This report on the Westwood Project, located in the Doyon-Bousquet–La Ronde gold mining camp, Quebec, Canada, provides an updated technical report prepared according to Canadian Securities Administrators’ National Instrument 43-101 guidelines for the purpose of supporting certain public disclosure to be made by IAMGOLD Corporation.

The economic analysis presented in Section 18.9 is mainly based on inferred mineral resources and the National Instrument 43-101 prohibits such disclosure. Despite the previous statement, the NI 43-101 stipulate in paragraph 2.3 (3) that the issuer (IAMGOLD Corporation) may disclose a preliminary assessment that includes inferred resources if:

•                  the results of the preliminary assessment are a material change or material fact with respect to IAMGOLD Corporation; and

•                  the disclosure includes the following statements:

“The preliminary assessment presented in that report in Section 18.9 is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.”

An important surface exploration program on the Doyon camp was initiated in 2002. Following compilation work based mainly on geological concepts, drilling programs targeted the Bousquet formation at depth where high-grade gold mineralization, named the Westwood deposit was identified within three kilometers of the Company’s current Doyon gold mining operation.

A resource estimation initiated in the first semester of 2007 resulted in the identification of 11.5 M tonnes of inferred resources grading 8.2 g Au/t, or approximately 3 million contained ounces of gold, in using a cut-off of 4 g Au/t. This triggered a Scoping Study in order to evaluate the economic potential of the project.

An updated resource estimate was prepared in July 2008 based on additional drilling information.

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This updated Scoping Study has been prepared by IAMGOLD’s Project Development Group, Westwood and Doyon mine personnel.

1.2              Resources

The current resource estimate is based on assay results returned from 125 diamond drill holes. The interpretation was performed on cross-sections using polylines and then checked on plan views to avoid unexpected changes of direction to ensure lateral continuity. Extension of the mineralized zones was restricted to a maximum of 100 meters distance from the last drill hole intersection. Minimum width was set to 3.0 meters (true width) based on prior experience at the Doyon mine for this type of mineralization.

All drill hole assay values were grouped into 0.5 or 1.0 meter equal length composites starting at the beginning of the intersection between drill hole and a given solid. Composites of more than 0.5 meter were kept and tagged with a mineralized zone code. Sample lengths vary from 0.5 to 1.5 meter and average about 1.0 meter. Based on the Doyon mine geologists’ experience, Zone 2 Extension assays were capped to a grade*thickness value of 51 g*m/t which translates into 34 g Au/t over 1.5 m length, 51 g Au/t over 1.0 m or 102 g Au/t over 0.5 m. All other composite grades were capped to 40 g Au/t.

Table 1.1: Total Inferred Resources by Cut-Offs

Cut-off g Au/t	Tonnes (000’s)	Grade g Au/t	Ounces (000’s)

1.0	19,894	6.0	3,817
2.0	16,390	6.9	3,658
3.0	14,182	7.6	3,482
4.0	11,283	8.7	3,154
5.0	9,052	9.7	2,836

1.3              Property and Mining Rights

The Westwood project property is held 100% by IAMGOLD-Quebec Management, Inc, a wholly-owned subsidiary of IAMGOLD Corporation.

At the scoping stage, work on environmental considerations is typically limited. Some discussions have been initiated with the government with regards to permitting and the new requirements for the project. This will be continued over the next few years.

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Basic assumptions on environment are as follows:

•                  Use of the Doyon main pit as a tailings pond with a cyanide destruction facility installed;

•                  Disposal of the acid generating waste in the Doyon main pit;

•                  Water management will utilize existing Doyon infrastructure.

If viable, the Westwood Project will be required to be compliant with all the federal and provincial government regulations. One of the main deciding factors will be the status of the project. If the project is viewed as an extension of the Doyon mine, the permitting process should be quicker and easier. If the project is declared a new mine, it will need to follow all the usual regulatory processes and could take more than a year. In some cases, it could lead to public audiences on the project.

There are several options regarding the tailings disposal. The most economical one was selected for this report. It consists of disposing tails and waste in the Doyon mine main pit, which is within 3 kilometers of the Westwood deposit. Two other options will be investigated at the pre-feasibility stage: raising the current tailings impoundments or building new tailings facilities.

Many aspects will require closer investigation to select the most acceptable and economical option, notably the impact on the reclaiming schedule of the Doyon mine, the capital involved, and governmental acceptance. The latter involves the permitting process and should be much simpler if the project is considered an extension of the Doyon mine rather than a new project.

The decision of selecting one option over another will impact the Westwood economical performance. It is clear that the best scenario will integrate the development of Westwood with the reclaiming of the Doyon mine as a whole.

Applicable environmental regulations for Westwood include:

•                  Certificate of Rehabilitation (Attestation d’Assainissement);

•                  Certificate of Authorization under the Environment Quality Act;

•                  Quebec’s Wildlife Conservation Act (Loi sur la conservation et la mise en valeur de la faune);

•                  Quebec’s Wildlife Habitat Conservation guiding principles (Les lignes directrices pour la conservation des habitats fauniques);

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•                  Canadian Environmental Assessment Act.

1.4              Geology and Mineralization

The Mouska and Doyon properties are part of the Doyon-Bousquet–La Ronde mining camp, located within the Southern Volcanic Zone of the Abitibi Sub-Province. This camp is characterized by a concentration of gold-rich base-metal deposits.

After 30 years of exploration and mining activity, historical production and current resources and reserves total 25.5 M ounces of gold with three mines, Mouska, Doyon and La Ronde–Penna still in operation.

For the project covered by this report, the known mineralization consists of the Warrenmac and Westwood deposits and some gold quartz-sulphide veins typical of Zone 2 at Doyon. Warrenmac occurs on the western side of the Bousquet fault while the vein-style mineralization is located on both sides and consist of disseminated sulphide lenses with some semi-massive to massive bands that are sub-parallel to the stratigraphy.

1.5              Exploration Potential

Westwood was made the object of both surface and sub-surface workings in 1938. However, most modern exploration efforts have been concentrated to the Doyon mine area. The Warrenmac and Westwood showings are located in the eastern part of the Doyon property. The stratigraphy in the area is well defined (Bousquet Fm) and host-rocks are the same as those hosting gold and VMS mineralization at the Bousquet and LaRonde mines.

In 2002, Cambior’s Exploration team initiated compilation work that identified the Bousquet Formation as a favourable target at depth where anomalous alteration patterns had been recognized. This important six-year exploration program (including 2002 compilation work) encompassed two projects: Westwood and Mooshla.

The Mooshla program will not be discussed in this report. In the original scheme, projected expenses for the entire program totalled $11.3 M to realize 50,000 meters of drilling and 2.6 kilometers of drift development excluding follow-up.

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The first drilling phase of the program (surface 2002) was very successful. An aggressive underground exploration program was initiated in 2004 and remains in progress. As will be shown in subsequent sections, the potential resource base of the Westwood project is quite important. However, the continuity of the resource can only be confirmed through additional drilling. There remains good potential to find additional resources, on both sides of the Bousquet fault. On the west side of the fault, mineralization remains open at depth and between the current drilling and the fault itself. On the east side, mineralization could be discovered on both sides of the current delineated zones and also at depth. Exploration and definition drilling campaigns planned for 2009 will contribute to an increased understanding of the project potential.

1.6              Recommendations

There are several recommendations to be made with respect to the ongoing exploration program and future testwork. The main recommendations are listed below:

Exploration Drilling

The resource inventory of the Westwood project is quite important. The 2007-08 exploration drilling campaigns have increased the information coverage over and below the 14th level, on both sides of the Bousquet Fault. Our knowledge of the continuity and the lateral extensions of the mineralized lenses improved. The current definition drilling program on Zone 2 showed better mineralization continuity than expected but the grade distribution is quite variable inside the lens. Some of these extensions will require follow-up in 2009. New drill access and additional definition drilling programs are planned. As drilling is continuing with four exploration drill rigs, the recommendation is to complete additional step-out drilling for the three mineralized corridors and determine the full resource potential of the project. It is also recommended to establish a long term (3-years) drilling plan that will be synchronized with the planned mining development. It will be essential to evaluate the cost/time savings of having the information sooner or waiting for the new developments and to be more accurate, especially at depth.

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Metallurgical Testing

Metallurgical testing is ongoing on the Westwood mineralization. It will be necessary to have metallurgical testing on all resource areas to provide preliminary recovery information that can be used in future reserve estimation.

Resource Estimation

Additional specific gravity data is needed to compute an average bulk density for the mineralized zones and as more closely-spaced data becomes available, variography studies should be performed to investigate the spatial variability.

1.7              Environment

The Westwood project offers an opportunity to use the tailing material generated for use in reclaiming the Doyon tailings facilities and related infrastructure that is not required for operation. With the planned desulphuration process, the resultant tailings will provide ideal cover materials for reclaiming Doyon tailings areas. The benefits include reducing the cost of decommissioning the Doyon tailings facilities, providing a proven closure option for the Doyon mine and minimizing the biodiversity impact by not having to construct a new tailings facility.

1.8              Pre-feasibility Study

A Pre-feasibility Study is recommended to examine the project in advance of a potential feasibility Study. The Pre-feasibility Study will target the preliminary overview of all aspects of the project viability including resources, mine planning and metallurgy, but specifically will also address infrastructure issues of access roads, power, water resources, as well as social/political issues and environmental issues. This work can be done concurrently with ongoing drilling for resource expansion.

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2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1              Terms of Reference

In July 2008, IAMGOLD Technical Services prepared an updated resource estimate for the Westwood Project. In December 2008, an internal revised scoping study using the July 2008 estimate was prepared by the IAMGOLD Technical Services group.

In January 2009, IAMGOLD management then mandated its Technical Services group to prepare a Canadian Securities Administrators’ National Instrument 43-101-compliant Technical Report (NI 43-101) for the Westwood Project located in Quebec, Canada.

This updated Technical Report contains much of the information contained in the initial internal December 2008 revised Scoping Study and is expanded in Section 17.0 to include a discussion of the resource estimation procedures used to generate the mineral resource estimate.

2.2              Introduction

An important surface exploration program on the Doyon camp was initiated in 2002. Following compilation work mainly based on geological concepts, this program targeted the Bousquet formation at depth where good alteration patterns were identified.

An initial resource estimate performed during the first semester of 2007 resulted in the identification of 11.5 M tonnes of inferred resources grading 8.2 g Au/t using a cut-off of 4 g Au/t. This triggered a Scoping Study in order to evaluate the economic potential of the project.

An updated resource estimate was produced in July 2008 and in December 2008 an internal revised Scoping Study was prepared. This report is a technical document based on this internal revised Scoping Study.

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2.3              Purpose of the Report

The purpose of this report on the Westwood Project is to provide an updated technical report prepared according to Canadian Securities Administrators’ National Instrument 43-101 guidelines. The intent of this technical report is to provide the reader with a comprehensive review of the exploration activities and preliminary assessment conducted through December, 2008 at the Westwood Project. This report is prepared using the industry accepted “Best Practices and Reporting Guidelines” for disclosing mineral exploration information, and the revised Canadian Securities Administrators’ guidelines for NI 43-101 and Companion Policy 43-101 CP.

2.4              Sources of information and Data

The author reviewed data provided and conducted field investigations to confirm the data. Those data sources include hard copy data and files and digital files located in the offices of IAMGOLD. In addition, drill core mineralization was examined at the Doyon mine site for the Westwood Project.

2.5              Field Involvement by Report Authors

Mr. Réjean Sirois, Eng., Manager, Mining Geology, IAMGOLD Corporation, conducted an onsite review of the property during the period between June and September 2008. He also conducted a review of data and maps in IAMGOLD’s Westwood/Doyon office, and reviewed the drill hole database in May and June 2008. Mr. Sirois is the lead author of this Technical Report and is the “Qualified Person” as defined by NI 43-101 who supervised the resource estimation methodology and the preparation of the information as presented in Section 17.0 of this report (Mineral Resource and Mineral Reserve Estimates). Mr. Sirois is also responsible for the preparation of Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 19, 20 and 21.

Mr. Daniel Vallières, Eng., Manager, Underground Projects, IAMGOLD Corporation, carried out the design of mining operations and the cost estimates. He also supervised the preparation of the December 2008 Westwood revised Scoping Study from which this Technical Report is sourced. Mr. Vallières is a “Qualified Person” for the purposes of the National Instrument 43-101 with respect to the reported mine design and cost estimates presented in Section 18.0 (Other Relevant Data and Information).

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Mr. Pierre Pelletier, Eng., Vice-President - Metallurgy, IAMGOLD Corporation supervised the metallurgical and processing testwork and design. Mr. Pelletier is a “Qualified Person” for the purposes of the National Instrument 43-101 with respect to the reported metallurgical testwork presented in Section 16.0.

2.6              Definitions of Terms

The metric (SI System) units of measure are used in this report. Analytical results are generally reported as parts per billion (ppb), parts per million (ppm), or grams per tonne (g/t) contained for gold (Au), parts per million (ppm), or grams per tonne (g/t) for contained silver (Ag), and percent for zinc (Zn), and copper (Cu). Monetary figures are expressed in Canadian dollars ($) unless otherwise specified.

Tables and Figures in this report are numbered consecutively and referenced to the major sections of the report (i.e.: Figures 17.1 through 17.13 for Figures in Section 17.0).

2.7              Units of Measurement

The following list of conversions is provided for the convenience of readers that are more familiar with the Imperial system.

Linear Measure

1 centimeter (cm)	= 0.394 inches

1 meter (m)	= 3.2808 feet

1 kilometer (km)	= 0.6214 miles

Area Measure

1 hectare	= 100 m by 100 m	= 2.47 acres

1 square kilometer	= 247.1 acres	= 0.3861 square miles

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Weight

1 metric ton (tonne)	= 2204.6 pounds	= 1.1023 short tons

1 kilogram (kg)	= 35.274 oz = 2.205 pounds = 32.151 troy ounces

Analytical Values

gram/tonne (g/t)	= 1.0 ppm = 0.0321507 oz

Troy/tonne = 0.0291667 oz Troy/short ton

oz Troy/tonne = 31.1035 g/t

1.0 oz Troy/short ton	= 34.2857 g

2.8              Acronyms

Frequently used acronyms are listed below.

AAS	Atomic absorption spectroscopy, an analytical procedure

CF Plot	Cumulative Frequency Plot; a graphical statistical display of a range of data values

CP Plot	Cumulative Probability Plot; a graphical statistical based on the probabilities

ICP	Inductively-coupled plasma emission spectroscopy, an analytical procedure

QA/QC	Quality Assurance/Quality Control; procedures used to assure accuracy and consistency of analytical results

g Au/t	Grams of gold per tonne

g Ag/t	Grams of silver per tonne

oz/t	Ounces Troy per tonne (metric ton)

oz/T	Ounces Troy per ton (short ton)

ppb	Parts per billion

ppm	Parts per million

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3.0 RELIANCE ON OTHER EXPERTS

The lead author, as a Qualified Person, has relied upon data provided by IAMGOLD Technical Services, and Doyon and Westwood personnel. In the opinion of the author, that information is both credible and verifiable in the field. It is also the opinion of the author that no material information relative to the Westwood Project has been neglected or omitted from the database. Sufficient information is available to prepare this report and any statements in this report related to deficiency of information are directed at information which, in the opinion of the author, has not yet been gathered or is recommended information to be collected as the project moves forward.

The lead author has relied upon others, namely Mr. Phillip Marks, Senior Legal Consul, IAMGOLD Corporation for the land tenure and land title (referring respectively to Sections 4.5 – Legal Surveys, and Section 4.7 – Titles and Obligations/Agreements). The author is not a qualified person with respect to environmental laws, regarding issues addressed in Section 4.10 of this report – Environmental Liabilities and relied upon Mr. Ross Gallinger, Senior Vice President, Health, Safety and Sustainability, IAMGOLD Corporation.

The lead author’s statements and conclusions in this report are based upon the information at the time on the property visit and the exploration database used for the July 2008 resource estimate. Exploration is ongoing at the Westwood Project and it is to be expected that new data and exploration results may change some interpretations, conclusions, and recommendations going forward.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently can introduce a margin of error. Where these rounding errors occur, IAMGOLD does not consider them to be material.

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4.0 PROPERTY DESCRIPTION AND LOCATION

4.1              Location

The Westwood project is located on the Doyon property. The Doyon mine, in operation since 1980, is located in the municipality of Preissac, in Bousquet Township, approximately 40 km east of the town of Rouyn-Noranda, in the province of Québec, Canada.

The Doyon property covers some 30 square kilometers (1,925 Ha) in the Bousquet mining district which includes other important deposits such as La Ronde mine which is currently in production and the Bousquet past producing mine. Figure 4.1 shows the location of the Doyon-Westwood Property.

Figure 4.1: Project Location Map

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4.2              Property Description

The Doyon-Westwood Property extends over 5 km east-west by approximately 5 km north-south. The topography is relatively flat, at about 340m above sea level, with hills generally less than thirty meters. Glacial overburden thickness ranges from 0 to 35 meters. The northeast striking Bousquet River Fault crosscuts the Westwood Project into two parts.

4.3              Surface Area of the Property

See Section 4.2

4.4              Mineral Claims

The Doyon –Westwood and Mouska Properties consist of 153 titles, three mining leases (BM 0695, BM 800, BM 843) and 3 tailing leases (PR 999780, PR 999794 and PR 999803) for a total of 2,046.95 Ha. Details are listed in Table 4.1.

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Table 4.1:Doyon-Mouska-Westwood – Mineral Claims and Mining Leases

Township /Seigneury	Column /Lot	Type of Title	Title No	Date of Staking	Date of Registration	Expiry Date	Area (Ha)	Titleholder(s) (Name, Number and Percentage)
BOUSQUET		BM	695		1980-07-03	2010-07-02	312,51	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET		BM	800		1991-08-07	2011-08-06	133,65	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET		BM	843		1998-04-06	2018-04-05	99,76	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	23	CL	2514873	1966-12-01	1966-12-19	2010-11-30	1,3	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	10	CL	2607531	1966-12-06	1966-12-21	2010-12-05	25.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	11	CL	2607532	1966-12-06	1966-12-21	2010-12-05	20,6	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	10	CL	2625681	1967-01-29	1967-02-10	2011-01-15	16,6	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	21	CL	2653051	1967-08-13	1967-08-30	2011-08-12	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	22	CL	2653052	1967-08-13	1967-08-30	2011-08-12	17,6	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	21	CL	2653053	1967-10-03	1967-10-18	2011-08-12	12,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	30	CL	2910241	1969-01-16	1969-02-03	2011-01-15	22,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	30	CL	2910242	1969-01-16	1969-02-03	2011-01-15	14.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	24	CL	2910243	1969-01-16	1969-02-03	2011-01-15	6,8	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	29	CL	2910244	1969-01-16	1969-02-03	2011-01-15	22,8	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	28	CL	2910245	1969-01-16	1969-02-03	2011-01-15	26,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	29	CL	2910251	1969-01-15	1969-02-03	2011-01-15	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	29	CL	2910252	1969-01-15	1969-02-03	2011-01-15	9,6	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	28	CL	2910253	1969-01-15	1969-02-03	2011-01-15	28.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	27	CL	2910254	1969-01-15	1969-02-03	2011-01-15	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	26	CL	2910255	1969-01-15	1969-02-03	2011-01-15	14.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	27	CL	2930951	1969-02-01	1969-02-17	2011-01-31	30,8	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	27	CL	2930952	1969-02-01	1969-02-17	2011-01-31	15,6	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	2930953	1969-02-01	1969-02-17	2011-01-31	7,1	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	26	CL	2930954	1969-02-01	1969-02-17	2011-01-31	12,3	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	2930955	1969-02-01	1969-02-17	2011-01-31	3,3	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	17	CL	2980071	1969-04-23	1969-05-08	2010-03-30	4.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	17	CL	2980071	1969-04-23	1969-05-08	2010-03-30	4.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	16	CL	2980072	1969-04-23	1969-05-08	2011-04-22	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	16	CL	2980073	1969-04-23	1969-05-08	2011-04-22	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	17	CL	2980074	1969-04-23	1969-05-08	2010-03-30	7.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	20	CL	2980591	1969-06-03	1969-06-18	2011-06-02	10.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	19	CL	2980592	1969-06-03	1969-06-18	2011-06-02	9,2	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	18	CL	2980593	1969-06-03	1969-06-18	2011-06-02	14.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	19	CL	2980594	1969-06-03	1969-06-18	2011-06-02	12.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	18	CL	2980595	1969-06-03	1969-06-18	2011-06-02	9,7	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	21	CL	3073251	1970-06-16	1970-07-02	2011-06-15	10,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	22	CL	3073252	1970-06-16	1970-07-02	2011-06-15	11,6	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	23	CL	3073253	1970-06-16	1970-07-02	2011-06-15	12,8	IAMGOLD-Québec Management Inc. - 100%

4-3

Township /Seigneury	Column /Lot	Type of Title	Title No	Date of Staking	Date of Registration	Expiry Date	Area (Ha)	Titleholder(s) (Name, Number and Percentage)
BOUSQUET	14	CL	3150271	1971-03-19	1971-04-05	2011-03-18	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	13	CL	3150272	1971-03-19	1971-04-05	2011-03-18	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	14	CL	3150273	1971-03-19	1971-04-05	2011-03-18	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	15	CL	3150274	1971-03-19	1971-04-05	2011-03-18	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	15	CL	3150275	1971-03-19	1971-04-05	2011-03-18	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	27	CL	3207861	1971-12-09	1971-12-28	2010-12-08	18.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	28	CL	3207862	1971-12-09	1971-12-28	2010-12-08	22,8	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	27	CL	3207863	1971-12-09	1971-12-28	2010-12-08	10.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	28	CL	3207864	1971-12-09	1971-12-28	2010-12-08	7,2	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	29	CL	3207865	1971-12-09	1971-12-28	2010-12-08	5,6	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	30	CL	3207871	1971-12-09	1971-12-28	2010-12-08	9,2	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	9	CL	3230341	1972-03-28	1972-04-28	2011-03-27	12.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	9	CL	3230342	1972-03-28	1972-04-28	2011-03-27	10,9	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	8	CL	3230343	1972-03-28	1972-04-28	2011-03-27	20,9	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	8	CL	3230344	1972-03-28	1972-04-28	2011-03-27	16,9	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	10	CL	3230345	1972-03-28	1972-04-28	2011-03-27	15,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	11	CL	3230351	1972-04-01	1972-04-28	2011-04-04	18,5	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	12	CL	3230353	1972-04-01	1972-04-28	2011-04-04	13,7	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	24	CL	3230362	1972-04-20	1972-05-05	2011-04-11	15,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	23	CL	3230364	1972-04-20	1972-05-05	2011-04-11	14,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	8	CL	3231842	1972-07-03	1972-08-04	2009-07-02	16,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	9	CL	3231843	1972-07-03	1972-08-04	2009-07-02	15,9	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	7	CL	3231844	1972-07-06	1972-08-04	2009-07-02	18,1	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	8	CL	3231845	1972-07-06	1972-08-04	2009-07-02	15,3	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	12	CL	3234251	1972-06-09	1972-06-27	2011-06-08	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	13	CL	3234252	1972-06-09	1972-06-27	2011-06-08	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	14	CL	3234253	1972-06-09	1972-06-27	2011-06-08	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	17	CL	3258361	1972-08-19	1972-09-06	2011-08-18	14.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	16	CL	3258362	1972-08-19	1972-09-06	2011-08-18	17.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	14	CL	3258363	1972-08-19	1972-09-06	2011-08-18	21.00	IAMGOLD-Québec Management Inc. - 100%

4-4

Township /Seigneury	Column /Lot	Type of Title	Title No	Date of Staking	Date of Registration	Expiry Date	Area (Ha)	Titleholder(s) (Name, Number and Percentage)
BOUSQUET	13	CL	3258364	1972-08-20	1972-09-06	2011-08-18	17.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	13	CL	3258365	1972-08-20	1972-09-06	2011-08-18	10.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	16	CL	3258661	1972-08-26	1972-09-12	2011-08-25	18.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	15	CL	3258662	1972-08-26	1972-09-12	2011-08-25	15.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	14	CL	3258663	1972-08-27	1972-09-12	2011-08-25	28.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	13	CL	3258664	1972-08-27	1972-09-12	2011-08-25	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	23	CL	3319131	1973-02-21	1973-03-12	2011-02-20	13,8	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	24	CL	3319132	1973-02-21	1973-03-12	2011-02-20	14,2	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	3319134	1973-02-21	1973-03-12	2011-02-20	23,2	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	3319135	1973-02-21	1973-03-12	2011-02-20	18,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	23	CL	3319141	1973-02-22	1973-03-12	2011-02-21	16,5	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	24	CL	3319142	1973-02-22	1973-03-12	2011-02-21	16,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	24	CL	3319143	1973-02-22	1973-03-12	2011-02-21	18,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	23	CL	3319144	1973-02-22	1973-03-12	2011-02-21	20.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	26	CL	3319145	1973-03-22	1973-04-09	2011-02-21	16,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	19	CL	3362035	1973-04-04	1973-04-24	2011-04-03	1,8	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	17	CL	3433161	1974-02-05	1974-02-21	2011-02-04	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	17	CL	3433162	1974-02-05	1974-02-21	2011-02-04	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	16	CL	3433163	1974-02-05	1974-02-21	2011-02-04	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	15	CL	3433164	1974-02-05	1974-02-21	2011-02-04	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	14	CL	3433165	1974-02-05	1974-02-21	2011-02-04	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	18	CL	3433171	1974-02-04	1974-02-21	2011-02-03	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	17	CL	3433172	1974-02-04	1974-02-21	2011-02-03	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	16	CL	3433173	1974-02-04	1974-02-21	2011-02-03	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	15	CL	3433174	1974-02-04	1974-02-21	2011-02-03	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	14	CL	3433175	1974-02-04	1974-02-21	2011-02-03	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	16	CL	3434523	1974-03-20	1974-04-08	2011-03-19	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	3435471	1974-04-20	1975-01-27	2011-01-26	13,7	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	26	CL	3435472	1974-04-24	1975-01-27	2011-01-26	15,5	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	27	CL	3435473	1974-04-27	1975-01-27	2011-01-26	15,1	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	26	CL	3435474	1975-04-11	1975-04-28	2011-01-26	2,1	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	3566831	1975-10-20	1975-11-06	2011-10-19	0,3	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	24	CL	3609191	1976-03-29	1976-10-04	2011-10-03	0,1	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	3609192	1976-03-29	1976-10-04	2011-10-03	8,1	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	19	CL	3681461	1977-08-22	1977-09-07	2011-08-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	20	CL	3681462	1977-08-22	1977-09-07	2011-08-21	16.00	IAMGOLD-Québec Management Inc. - 100%

4-5

Township /Seigneury	Column /Lot	Type of Title	Title No	Date of Staking	Date of Registration	Expiry Date	Area (Ha)	Titleholder(s) (Name, Number and Percentage)
BOUSQUET	21	CL	3681463	1977-08-22	1977-09-07	2011-08-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	3681711	1977-08-22	1977-09-08	2011-08-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	26	CL	3681712	1977-08-22	1977-09-08	2011-08-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	27	CL	3681714	1977-08-22	1977-09-08	2011-08-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	28	CL	3681721	1977-08-23	1977-09-08	2011-08-22	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	29	CL	3681722	1977-08-23	1977-09-08	2011-08-22	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	30	CL	3681723	1977-08-29	1977-09-14	2011-08-22	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	28	CL	3681724	1977-08-23	1977-09-08	2011-08-22	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	28	CL	3681725	1977-08-23	1977-09-08	2011-08-22	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	21	CL	3690881	1977-08-10	1977-08-29	2011-08-09	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	21	CL	3690882	1977-08-10	1977-08-29	2011-08-09	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	20	CL	3690883	1977-08-10	1977-08-29	2011-08-09	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	20	CL	3690884	1977-08-10	1977-08-29	2011-08-09	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	21	CL	3690885	1977-08-10	1977-08-29	2011-08-09	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	19	CL	3690901	1977-08-10	1977-08-29	2011-08-09	6.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	19	CL	3690902	1977-08-10	1977-08-29	2011-08-09	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	27	CL	3695151	1978-01-14	1978-10-02	2011-01-03	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	26	CL	3695152	1978-01-14	1978-10-02	2011-01-03	10,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	22	CL	3695153	1978-01-04	1978-10-02	2011-01-03	4,4	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	26	CL	3717134	1978-04-22	1978-05-15	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	26	CL	3717135	1978-04-22	1978-05-15	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	26	CL	3718373	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	27	CL	3718374	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	28	CL	3718375	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	22	CL	3718561	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	22	CL	3718562	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	22	CL	3718563	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	22	CL	3718564	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	22	CL	3718565	1978-04-22	1978-05-10	2011-04-21	8.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	23	CL	3718571	1978-04-23	1978-05-10	2011-04-22	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	23	CL	3718572	1978-04-23	1978-05-10	2011-04-22	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	23	CL	3718573	1978-04-23	1978-05-10	2011-04-22	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	23	CL	3718574	1978-04-23	1978-05-10	2011-04-22	16.00	IAMGOLD-Québec Management Inc. - 100%

4-6

Township /Seigneury	Column /Lot	Type of Title	Title No	Date of Staking	Date of Registration	Expiry Date	Area (Ha)	Titleholder(s) (Name, Number and Percentage)
BOUSQUET	24	CL	3718575	1978-04-23	1978-05-10	2011-04-22	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	24	CL	3718581	1978-04-24	1978-05-10	2011-04-23	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	24	CL	3718582	1978-04-24	1978-05-10	2011-04-23	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	3718583	1978-04-24	1978-05-10	2011-04-23	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	3718584	1978-04-24	1978-05-10	2011-04-23	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	3718585	1978-04-24	1978-05-10	2011-04-23	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	24	CL	3718591	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	3718592	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	26	CL	3718593	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	27	CL	3718594	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	28	CL	3718595	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	24	CL	3718601	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	25	CL	3718602	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	26	CL	3718603	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	27	CL	3718604	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	28	CL	3718605	1978-04-22	1978-05-10	2011-04-21	16.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET	18	CL	4271441	1984-02-21	1984-03-08	2011-02-20	7.00	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET		CLD	P360010		1968-09-26	2011-09-25	17,9	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET		CLD	P590010		1971-10-04	2011-10-03	231,79	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET		TL	PR999780	2008-12-31	1983-05-30	2009-05-30	130.31	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET		TL	PR999794	2008-12-31	1992-05-01	2009-05-01	263.50	IAMGOLD-Québec Management Inc. - 100%
BOUSQUET		TL	PR999803	2008-12-31	1995-07-01	2009-07-01	148.14	IAMGOLD-Québec Management Inc. - 100%

4-7

In 2008, some of the claims were surveyed for conversion into a new surface lease for the exploration shaft site, Warrenmac ramp and other infrastructure. Figure 4.2 shows the property boundary and claim distribution regarding the Doyon and Mouska Mine. Note that this lease is not included in Table 4.1.

Figure 4.2:Doyon-Mouska-Westwood Projects - Mining leases and claims

4.5                               Legal Surveys

The original property boundary was surveyed by JP Deslauriers in April 1978. This survey covers the south-eastern part of the Doyon Property starting from the western border of mining lease 0695 (see Figure 4.2) to the eastern limit of the claims. The Westwood Project is located entirely within this surveyed area.

Others surveys were conducted over different blocks such as: 1979 (JP Deslauriers – Mouska area), 1982-83 (JL Corriveau – around BM 0695), 1990 (JL Corriveau – Mouska and West areas) and 1992 (JL Corriveau – Tailing pounds areas). Maps are available at the Doyon Office.

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4.6                               Requirements to Maintain the Claims in Good Standing

Mining and tailing leases are renewable yearly against two fixed payments in May and July to the MRNF (Québec’s Ministry of Natural Resources and Fauna). A mining lease is usually valid for 20 years but in the Doyon case it was extended to July 2nd, 2010. At the expiration date, it may be renewed for another 10 years.

All other claims are held in good standing by exploration expenditures. The rent of each claim depends mainly on holding time and area. For the Doyon-Westwood claims, the average rent per claim is $1,000 per two year period. To accumulate credits on claims, a complete report explaining exploration activities (type, time, location, costs, results, responsible persons and utilized contractors, contractor) should be filed with the MNRF for statutory works. This report should be registered within two years after the expenditures have been incurred.

The global requirement for the Doyon-Westwood Property is about $120,500 every two years. All claims are in good standing until 2011.

The excess expenditure on a claim can be applied to renew adjacent claims in a radius of 4.5km at the expiration (2011). For the Doyon-Westwood Property, this excess totals $4,457,547.47 and if the rules remain unchanged, the excess will cover existing Doyon claims for about the next 30 renewals (or 60 years).

To secure the claims for the Westwood mine life, a descriptive report explaining recent exploration works over the area should be sent for registration to the MRNF. The only issue requiring clarification is which of these activities are admissible for claim credits. Given the level of expenditures at Westwood, there is confidence that there will be ample qualifying expenditures to maintain the claims in good standing for several years.

4.7                               Titles and Obligations / Agreements

The Doyon-Westwood property is held 100% by IAMGOLD-Quebec Management, Inc, a wholly-owned subsidiary of IAMGOLD Corporation. There are no agreements, joint venture partners, or third party obligation attached to the Westwood Project.

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4.8                               Exceptions to Title Opinion

The author is not aware of any exceptions to the title as described above, and did not review any documentation which would indicate anything other than clear title to the property.

4.9                               Royalties and Other Encumbrances

In 1998, following the purchase of the 50% remaining interest of the Doyon property a participation right was granted to Barrick Gold Corporation. In August 2008, IAMGOLD acquired the Doyon/Westwood Royalty from Barrick Gold Corporation for US$13M. This acquisition allows future production from Westwood to be free from Royalty obligations.

4.10                        Environmental Liabilities

IAMGOLD is accredited ISO-14001. This means that the company has implemented procedures and environmental policies that follow or are subject to all relevant Federal and Provincial Laws. Since 1980, the Doyon Mine has produced more than 5.5 M ounces of gold from sulfide-bearing ores extracted using open-pit and underground infrastructure. Mining activity has resulted in mill tailings, sulfide-bearing mine dumps, and mine water effluent. A restoration plan was submitted to the MRNF [Ministère des Richesses Naturelles et de la Faune or Ministry of Natural Resources and Wildlife] and revised in 2004 in preparation for its planned shutdown in 2009. Total expected closure costs are $35M, of which $26M has been earmarked for the rehabilitation of mine dumps and tailing ponds. As of December 31, 2008, $18.26M (70% of the $26M) was paid to the MRNF. Rehabilitation work commenced in 2008 with the trucking of sulfide-bearing waste back into the inactive open-pit.

The next revision is due for the end of 2009 and will include Westwood. Westwood will use the same mill and water management facilities. Doyon reclaiming is not part of this budget and was not taken into account in this study. The environment cost was evaluated at $1.1M per year versus $2.0M per year for Doyon. It was assumed that the difference will be carried by the Doyon mine reclamation budget.

4.11                        Permits and Licenses

Permitting for exploration activities in Québec is associated with the claim staking process. To keep claims in good standing, surface exploration expenditures must be incurred in the staked area to accumulate credits. For more advanced exploration projects (bulk sample, development work) a surface lease or mining lease is required.

4-10

It is expected that the operation of Westwood would continue to be within the parameters of existing permits and approvals of Doyon. As the project options are reviewed, the potential environmental effects will be analyzed and mitigated to ensure no significant environmental impact. The project options may be subject to provincial and/or federal government environment impact assessment requirements, which will require additional time in the project schedule to allow for the approval process. The exact approval requirements will be determined in the Pre-feasibility Study.

Applicable environmental regulations for Westwood include:

•                  Rehabilitation Certificate (Attestation d’Assainissement);

•                  Certificate of Authorization under the Environment Quality Act;

•                  Québec’s Wildlife Conservation Act (Loi sur la conservation et la mise en valeur de la faune);

•                  Québec’s Wildlife Habitat Conservation guiding principles (Les lignes directrices pour la conservation des habitats fauniques);

•                  Canadian Environmental Assessment Act.

For Westwood, all the necessary permits were obtained to build the following infrastructures: gravel road, woodcutting, electric power line, communication line and water line. All are located inside the new surface lease. This lease allows the building of infrastructures such as: Warrenmac ramp, exploration shaft, waste pad and water pound.

The current surface lease will need minor modification regarding the location of the ventilation raise (application in progress).

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5.0  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1                               Access

The Doyon-Westwood property is located about 40 km east of Rouyn-Noranda and 80 km west of Vald’Or. From the Provincial road no.117, the access is possible via the secondary road leading to Mont-Brun and Aiguebelle National Park. From the first intersection on this road (1 km), the Doyon Mine paved road is followed over 4 km to access the property.

5.2                               Physiography

The Westwood Project is located in glaciated terrain, underlain by volcanic rocks. The physiography is relatively flat (less than 35 meters elevation) and at about 340 m above the sea level. Overburden varies from 0 to 35 meters. Even if the drainage is good (multiple permanent and intermittent creeks), the clayey soil can be water-logged during the summer season.

5.3                               Climate and Operating Seasons

The regional climate varies from dry-hot (up to 35°C) in summer time (end of June to September); to cold with snowfalls (down to -40°C) in winter (end of December to March). There is no rainy season but in the summer muddy trail conditions can slow exploration activities, as there is a need to avoid releasing suspended materials into the streams (environmental condition). However, access is available year-round.

5.4                               Vegetation

Spruce, pine, fir, larch, poplar, birch and cedars are the main varities of the mature forest covering the Westwood area. In November 2008, the required permits were secured and woodcutting was completed over the Westwood surface lease area.

As the project is close to a National Park, local wild animals are observed on the property from time to time.

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5.5                               Location Resources and Infrastructure

The 120 km separating Rouyn-Noranda from Val-d’Or is scattered with producing and past-producing mining projects such as: Mouska, Doyon, Bousquet, LaRonde and Lapa. The local workforce is recognized as skilled and experienced mine workers (miners and staff). The Westwood Project will be very attractive to potential employees due to its potential longevity and the competitive working conditions offered by IAMGOLD. Communication, fast network links and water supply facilities are available at the Doyon Mine Site. These were extended to the Westwood Project in 2008. 25 KV power lines were also built to supply the Westwood exploration shaft and the future ventilation raise.

The nearest active railway line is located less than 10 km south of the Project.

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6.0  HISTORY

The first exploration activities reported in the Cadillac area date as far back as 1910. Towards the 1930’s and 1940’s, development work was instigated by the Mooshla G.M. Company over the Mooshla-A and Mooshla-B occurrences (4,444 tonnes of 27.0 g Au/t). Simultaneously (1938), O’Leary Malartic G.M. Ltd was working on the Westwood occurrence (surface works, shallow shaft and drifts) and the Mic Mac Mine was producing a total of 723,400 tonnes at 4.6 g Au/t and 0.5% of copper (1942-47).

The Doyon site was the subject of more intense prospecting in the 1960’s by the prospector Arthur Doyon. In 1972, it became the co-property of Silverstack Mines Company Ltd and of SOQUEM, which carried out exploration works between 1972 and 1975. Long Lac Mineral Exploration Ltd (Lac Minerals Ltd) took over Silverstack Mines Ltd, and a drilling program of 120 holes brought the deposit into production in February 1980. In 1983, a surface exploration campaign led to the discovery of Doyon West Zones.

Through the years, exploration efforts were mainly concentrated on the Doyon Mine. In 1986, Cambior took over SOQUEM’s mine assets, including 50% of the Doyon Mine. Exploration programs were then conducted on Doyon from underground and on the Westwood-Warrenmac areas from surface. The Warrenmac sulphide-lens was delimited at that time. As of 1989, Doyon essentially became an underground mining operation. In 1994, Barrick Gold Corp. took over Lac Minerals Ltd assets and acquired its 50% interest in the Doyon mine. In January 1998, Cambior acquired Barrick’s 50% interest to become the sole owner.

In 2002, Cambior’s Exploration team initiated geological compilation that led to target the favourable Bousquet Formation at depth where good alteration patterns were recognized. The first drilling phase from surface (2002) led to the Westwood and North Corridor mineralization discovery at depth, on the eastern side of the Bousquet Fault. This was followed by a major five-year exploration program (still in progress) targeting the favourable Westwood corridor at depth. In the original scheme, projected expenses for the entire program (Westwood and Mooshla) totalled $11.3 M to realize 50,000 meters of drilling and 2.6 kilometer of drift development excluding follow-up.

Finally, in November 2006, IAMGOLD Corporation took over Cambior Inc. and acquired all of its assets including the Doyon mine and Westwood Project.

Table 6.1 summarizes exploration drilling over the Westwood area (excluding Doyon’s). Figure 6.2 shows inferred resources tonnage regarding time / location / people responsible for exploration prior the beginning of the actual program (2004).

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6.1                               Ownership

Since 1978 ownership changes resulted from privatization, take over or acquisition. During this time the mining concession and property borders remain approximately the same, modification being limited to within the property limits when additional blocks were surveyed for tailings disposal (claims transformation). Since November 2006, IAMGOLD holds a 100% interest in the property.

Table 6.1: Previous Exploration Drilling — Warrenmac-Westwood Areas

Previous Exploration Drilling Warrenmac — Westwood Area

Year	Surface/Underground Exploration	Area	Total holes	Total meters	Dimension
1938	Shaft	WW		76.2 m
1938-95	From surface and underground	WW Cadillac Group North Zone	47 holes 2 holes 5 holes	23 604 m 252 m 1 290 m
1995	Surface	Schiste / WW	6 holes	6 430 m	BQ/NQ
1996	Surface	Warrenmac	10 holes	3 283 m	BQ/NQ
1999	Surface	Schiste / WW	2 holes	864 m	BQ/NQ
2001	Surface	Schiste / WW	7 holes	5 661 m	BQ/NQ
2002	Surface Underground	Schiste / WW Schiste / WW	6 holes 2 holes	5 855 m 1 989 m	AQ/BQ/NQ NQ
2003	Underground	10-2/J-125	2 holes	2 707 m	NQ
2004	Underground	14-01/J-125/WW	6 holes	5 240 m	NQ/BQ
TOTAL			95 HOLES	57 251 m

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6.2          Project Expenditures

Exploration expenditures on the Westwood project over the five-year exploration program are listed in Section 10.0 of this report.

Exploration expenditures prior to Cambior’s 2002 involvement have not been taken into account, however there is $4.4M of unused exploration credits on claims.

6.3          Historical Mineral Resource and Mineral Reserve Estimates

The Doyon Mine, adjacent to Westwood, does not constitute the main object of this report. Historical reserves stated in this section, related to Doyon, are listed for information purposes only, do not necessarily conform to CIM definitions, and therefore are not NI 43-101 compliant. The historical reserves quoted in this section relate to historical underground mining activity on the Doyon Mine. A description of Proven and Probable reserves is not provided in this document. There is insufficient documentation to verify that historical reserves would be resources or reserves by today’s standards. The historical reserve numbers should not be relied upon, as they have not been classified according to CIM resource/reserve categories. They are not included in the discussion of current resources in Section 17 of this report.

As shown in Table 6.2, 30,980,000 tonnes have been extracted from the Doyon Mine up to December 31, 2007, for a total of 5.5 M ounces at an average recovery rate of 94.8%. Figure 6.1 shows cumulative production and reserves. It is expected that the Doyon mine will cease production in 2009 after almost 29 years of operation. At-closure the mine openings and infrastructure will be kept to minimum. The Doyon shaft will be in operation until the Westwood shaft is completed and functional to the 1,080m elevation, expected at the end of 2010.

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Figure 6.1: Cumulative Production and Reserves at Doyon Mine

Figure 6.2: Exploration work location / period / results — Warrenmac-Westwood area

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Table 6.2: Historical Production at Doyon Mine

DOYON MINE

	Open Pit Mining		Underground Mining		Low Grade		Total
YEAR	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
	(metric tonnes)	(g Au/t)	(metric tonnes)	(g Au/t)	(metric tonnes)	(g Au/t)	(metric tonnes)	(g Au/t)
1980	685 745	4,3					685 745	4,3
1981	781 841	5,2					781 841	5,2
1982	1 228 370	4,9					1 228 370	4,9
1983	1 322 538	4,9					1 322 538	4,9
1984	1 086 580	5,4	12 011	8,8			1 098 591	5,4
1985	1 140 424	4,9	17 289	12,7			1 157 713	5,0
1986	1 276 508	4,8	90 344	15,1			1 366 852	5,5
1987	1 028 404	5,2	232 674	11,8			1 261 078	6,4
1988	954 356	5,2	491 823	8,8			1 446 179	6,4
1989	59 961	7,1	787 760	8,3	253 744	2,5	1 101 465	6,9
1990			832 552	9,0	189 216	2,5	1 021 768	7,8
1991			999 244	8,0	139 717	2,6	1 138 961	7,3
1992			1 064 908	7,5	90 657	2,6	1 155 565	7,1
1993			1 102 983	7,2	21 631	2,6	1 124 614	7,1
1994			1 019 835	7,2	119 025	1,6	1 138 860	6,6
1995			1 164 601	6,2	30 482	1,4	1 195 083	6,1
1996	121 625	6,4	965 992	6,1	59 150	1,2	1 146 767	5,8
1997	56 577	3,6	934 125	5,1	243 079	1,2	1 233 781	4,2
1998			1 167 091	5,3	63 528	1,0	1 230 619	5,1
1999	23 874	3,4	1 071 474	5,7	172 797	1,0	1 268 145	5,0
2000	35 080	4,4	1 125 482	5,0	34 065	1,0	1 194 627	4,9
2001			1 083 347	5,5	161 180	1,0	1 244 527	4,9
2002			1 152 142	4,6	34 462	1,0	1 186 604	4,5
2003			1 008 251	5,0	155 608	1,0	1 163 859	4,5
2004	167 201	1,6	930 365	4,4	40 653	1,0	1 138 219	3,8
2005			659 083	4,9	33 190	1,0	692 273	4,7
2006	86 877	1,4	593 216	4,9	59 402	1,0	739 495	4,2
2007			515 939	5,1			515 939	5,1

Total	10 055 961	4,9	19 022 531	6,3	1 901 586	1,6	30 980 078	5,5

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7.0  REGIONAL SETTING

7.1          Regional Geology

The Westwood Project is part of the Doyon-Bousquet-LaRonde (DBL) mining camp (Figure 7.1). The project is located within the Southern Volcanic Zone of The Abitibi Sub-Province, within Archaean volcanic and intrusive rocks of the Bousquet Formation (2701-2696 Ma), at the top of the Blake River Group (BRG: 2703-2694 Ma). The DBL mining camp hosts two world class deposits (the Doyon and LaRonde-Penna mines). It is by far the largest gold-copper-zinc-silver producing district in Quebec with a total production, current resources and reserves record of 145 Mt averaging 5.5 g Au/t for 25.5 Moz. Four deposit styles are recognized in this camp: 1) gold-rich base metal, 2) vein stockworks and sulphide disseminations (Au±Cu-Zn), 3) intrusion-related Au-Cu-sulphide-rich veins and 4) shear-related Au-Cusulphide-rich veins. After 30 years of exploration and mining activity, three mines are still in operation in the area (Mouska, Doyon and LaRonde-Penna). Recent scientific works (Langevin: in progress) have confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde-Penna mine and the rocks hosting the Warrenmac-Westwood mineralized corridor at Westwood. Consequently, there is significant potential for gold-rich VMS mineralization to occur on the property.

7.2          Local Geology

The Westwood Project is located within the limits of the Doyon property (Figure 7.1) and covers the Blake River metavolcanic Group (BRG) and a part of the metasedimentary Cadillac (CG) and Kewagama Groups. The Mooshla intrusive, a synvolcanic differentiated pluton, intrudes the volcanics in the western part of the property. Excluding the West Zone, which is hosted within the Mooshla intrusive, most of the Doyon mine production and reserves are from the felsic volcanic rocks (Main Zone #2), the mafic to intermediate volcanics (Central Zone) and the sericitic shear zone (Zone #1). Gold bearing VMS and disseminated sulphide zones occurring in the eastern part of the claims are known as the Warrenmac and Westwood showings, respectively to the west and to the east of the Bousquet Fault (BF).

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Figure 7.1: Westwood Project — Local Geology

Within the New Zones (#2 Extension, North Corridor) and Warrenmac/Westwood areas, the stratigraphy generally strikes east-west (N100-110°) and dips steeply to moderately (70-80°) towards the South. No polarities have been observed but regional interpretation suggests a southerly facing direction.

The deformation is heterogeneous and varies in intensity from moderate to strong. The regional foliation is east-west, parallel to the stratigraphy, with dips varying from sub-vertical to 70° towards the south. The regional metamorphism is transitional from greenschist to lower amphibolite.

7.2.1 Lithology and Stratigraphy

The volcanic stratigraphic column was originally divided into six units by Savoie et al. (1991). Subsequent reviews by Lafrance et al. (2002) and Langevin-Mercier et al. (2004) further subdivided the units into distinguishable members based on textural and/or chemical parameters (Figure 7.1).

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From north (base of BRG) to south (top of BRG) these are:

Unit #1 (Hébécourt Formation): This unit consists of tholeiitic basalt with pillowed, brecciated and massive flow textures with some glomeroporphyritic bands. Numerous mafic sills and rare, narrow argillic beds are also noted.

This unit is covered by the BLAKE RIVER GROUP (Bousquet Formation) which is subdivided as follows:

Lower member: Tholeiitic to transitional affinity (2698 Ma).

Units #2.0 — 2.1: Overlying and intercalated with the Hébécourt Formation, unit #2 is composed mainly of tholeiitic quartz (feldspar) phyric felsic rocks of intrusive origin (initially interpreted as tuff). The Bousquet Zone #6 is located in this unit.

Units #3.1 — 3.2 — 3.3: Mafic to intermediate volcanic rocks displaying tuffaceous and/or flow textures. East of the Bousquet Fault, the southern (upper) contact is not obvious as unit #3 is in contact with similar rock types of unit #4.4. Unit #3 hosts parts of the Main Zone (Zone 2) and the Central Zone at Doyon Mine.

Units #4.1 — 4.2 — 4.3: Intermediate to felsic tuff or flows host most of the Doyon - Main Zone (Zone 2) and the Westwood - Zone 2 Extension to the east. Part of the #4.3 unit is affected by an E-W deformation corridor which pinches at depth and east of the mine area. This shear zone (hosting Zone #1 at Doyon) deforms several rock types (units #4.2, 4.3 and the base of 4.4) and it is described as sericitic schist.

Units #4.4 — 4.5: These very heterogeneous units (intermediate to mafic volcanics) and host to Zones 4 and 5 at Bousquet #1 and the north corridor mineralization in the Westwood Project area. The upper unit, #4.5 (dacitic tuff), hosts the Warrenmac and Westwood showings.

Upper member: Transitional to calc-alkaline affinity (2698-2694 Ma).

Units #5.1 — 5.2 — 5.3: Composed mainly of dacitic to rhyolitic, lapilli to blocky tuffs and host to Zones 3, 2 and 1 at Bousquet-1, all Bousquet-2 lenses and LaRonde zones 7, 6, 20N and 20S. A mafic unit (#5.4) that could be volcanics or a fine grained dyke was initially documented in the LaRonde and Bousquet areas and is now recognized in the Westwood area east of 4,000E.

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The Blake River Group is covered by the CADILLAC SEDIMENTARY GROUP to the south.

Mooshla Intrusive: In the western part of the property, units #3.1 — 3.2 — 3.3 and #4.2 — 4.3 are intruded by the multiphase synvolcanic Mooshla pluton. The intrusive dioritic phase (northern part) hosts the main part of the Mouska mine while the tonalitic or alaskite phase to the south hosts the Doyon West Zones. The Mooshla intrusive will not be discussed in this report.

Figure 7.2: Doyon-Bousquet-La Ronde Regional Stratigraphy

7.2.2       Structural Geology

All lithologies of the Blake River Group have been affected by north-north-south compression, which resulted in a sub-vertical to steeply south dipping east-west schistosity. High-strain east-west corridors are observed throughout the property. Outside of these narrow corridors, primary volcanic textures are typically well preserved.

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The dominant fault zone present on the Doyon property is the sericitic schist (Unit #4.3), with highly deformed rocks occupying a true width of up to 150 meters. The schist dips at 65º towards the south. The intensity of deformation and associated sericitization appear to reduce with depth. East of the Bousquet Fault, the presence of this corridor is not well known.

Late conjugate brittle faults (NE-SW and NW-SE) and joints occur throughout the Doyon property. The most significant are the Doyon Fault (dip ±50°SE) and Bousquet Fault (dip ±80°SE). The latter shows a sinistral apparent displacement of about 300 meters that affects the mineralized zones. The vertical movement related to this fault is not well-documented.

7.2.3       Alteration

The Westwood area covers three pervasively altered, east-trending corridors that are stacked from north to south and located midway between the Doyon and Bousquet 1 deposits. Two alteration types are recognized within the Westwood area: 1) Quartz-sulphide veins associated with a strong sericite-quartz alteration halo; and 2), sulphide lenses associated with a chlorite±garnet-carbonate assemblage surrounding a proximal sericite-pyrite assemblage. Multiple geochemical samples were collected during the drilling campaign but final interpretation has not been completed. A master thesis is in progress relative to this subject, to determine similarities with the LaRonde and Bousquet Mines.

7.3          Mineralization

Mineralization observed in the camp is mainly associated with units #4.2, #4.3, #4.4, #5.1, and #5.2 of the Bousquet Formation. These units host gold-rich VMS-type semi-massive to massive mineralization such as the Bousquet, LaRonde, Westwood / Warrenmac deposits and gold-sulphide vein-type mineralization such as Zones 1 and 2 at Doyon.

Excluding the Doyon Mine area, three distinct mineralized envelopes are identified in the area covered by this report. The first two zones (Zone 2 Extension and North Corridor) consist of quartz — pyrite ± chalcopyrite ± sphalerite veins and veinlets (<15cm) within a matrix containing 2 to 10% disseminated pyrite. The vein system is roughly N85-95° / 60-70°S which is slightly discordant to the regional foliation (direction and dip). Free gold is at the origin of high-grade values. These zones are located within felsic volcanic units #4.3 and #4.4, and associated with a proximal sericite-pyrite-garnet alteration assemblage.

7-5

The third envelope delineates the Warrenmac-Westwood mineralized corridor, which are located at the same stratigraphic contact on each side of the Bousquet Fault. Both consist of gold-rich pyrite-sphalerite stringers or concentrations with local massive sulphide bands (5-20cm) and minor gold-bearing sulfide- rich quartz veins/veinlets, all included in a disseminated pyrite-rich halo. The zinc and copper distribution is not well understood. Occasional black quartz veins with chalcopyrite traces return gold values, but not systematically. East-west sub-horizontal quartz-tourmaline (pyrite) veins are also present but rarely anomalous in gold.

The Federal Government is in the final stages of an important multidisciplinary study (e.g. oxygen isotopes, sulphur isotopes, U-Pb geochronology, etc.) that aims to better understand the geological and hydrothermal evolution of the DBL camp. They goal is to determine whether these mineralized zones represent a transitional system and hydrothermal link between the syn-magmatic Au-Cu veins of the Doyon deposit to the west, and the volcanogenic sulfide veins, stockworks and disseminations of the Bousquet 1 mine to the east.

7.4          Geochemistry

Geochemical data interpretation has yet to be completed. The main alteration styles are listed in Section 7.2.3. The original geochemical data evaluation completed at the beginning of the project established discriminant ratios for: lithologies, alteration trends, plunges, favorable stratigraphic corridors and metallic associations. The database will be updated with recent data to take into account results from ongoing studies.

7.5          Geophysics

The Westwood area has been surveyed with most of the traditional geophysical prospecting methods including ground magnetics, aeromagnetics, VLF, Induced Polarization (IP) and pulse-EM in drill holes. Compilation maps were produced and are available on site.

In the last four years, the INFINITEM-method was used in selected deep holes to help locate major conductors within the favorable volcanic sequence.

These very deep holes (starting from 900m underground to 2km depth) required huge loops to induce a sufficient electromagnetic field to detect conductors. Some weak in-hole and off-hole anomalies were detected and explained by pyrite concentrations and veins within known mineralized corridors.

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In 2008, an INFINITEM test-survey was conducted in 3 short holes crossing and surrounding the Warrenmac lens. The test didn’t return a good response for the lens itself, possibly because of the type of pyrite encountered and the high sphalerite content.

After about 10 deep hole surveys and the Warrenmac test, the response was judged too weak and the operating costs too high to continue.

7-7

8.0 DEPOSIT TYPES

Production and remaining resources and reserves at the Doyon-Bousquet-LaRonde (DBL) mining camp total 145 Mt of ore at 5.5 g Au/t (793 t Au, or 25.5 Moz) at the end of 2007.

Four main Au ± Cu-Zn-Ag deposit-types are recognized in this camp: 1) Au-rich VMS deposits (LaRonde Penna and Bousquet 2-Dumagami, Warrenmac); 2) Au-rich sulfide veins, stockworks and disseminations (Bousquet 1, Westwood, Ellison); 3) Epizonal “intrusion-related” or syn-magmatic Au-Cu sulphide-rich vein system(s) (Doyon, Mooshla-A); and 4) Syn-deformation remobilized Au-Cu sulphide-rich veins (Mouska, Mic Mac, Mooshla-B).

The origin of the gold in the DBL camp has been extensively debated in the past and three models have been proposed: synvolcanic, multi-stage, and syn-deformation. Recent and current studies of the LaRonde Penna deposit, Westwood mineralizated zones, and Mooshla synvolcanic intrusion-related vein systems, combined with the geological synthesis of the DBL mining camp, have provided further insights into the synvolcanic model for the introduction of the Au, highlighting the fact that deformation is not a prerequisite for the genesis of Au ± Cu-Zn-Ag, Doyon-Bousquet-LaRonde-type deposits.

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9.0 MINERALIZATION

The mineralization setting was described in section 7.3. Zone 2 mineralization was exposed in late 2008 over a distance of 225m and showed better continuity than expected. Mapping showed that the mineralization is slightly oblique in both strike and dip relative to the stratigraphy. The mineralization distribution is not well understood since visible gold-rich accumulations were intersected in a Zone 2-related structure immediately adjacent to low-grade gold values in drill holes. The knowledge of the mineralized zones will increase with the data acquisition and additional underground development.

Also, the Federal Government (Geological Society of Canada) is in the final stages of an important multidisciplinary study (e.g. oxygen isotopes, sulphur isotopes, U-Pb geochronology, etc.) that aims to better understand the geological and hydrothermal evolution of the DBL camp. The goal is to determine whether these mineralizated zones represent a transitional system and hydrothermal link between the syn-magmatic Au-Cu veins of the Doyon deposit to the west, and the volcanogenic sulfide veins, stockworks and disseminations of the Bousquet 1 mine to the east.

9-1

10.0 EXPLORATION

10.1            Summary

The Doyon mine exploration history and ownership has been summarized in Section 6.0. Through the years, major exploration efforts were concentrated on the Doyon Mine site but since 2002, the focus has turned to the volcanic massive sulphide and the gold-rich VMS potential of the Blake River Group, especially in the Warrenmac — Westwood area. The stratigraphy in the area is well defined (Bousquet Fm) and host-rocks are the same as those hosting gold and VMS mineralization at the Bousquet and LaRonde mines.

In 2002, Cambior’s Exploration team initiated an important five-year exploration program which targeted the strongly altered volcanic rocks of the Bousquet Formation at large spacing (200m × 300m) and at depth. In the original scheme, projected expenses for the entire program totalled $11.3 M to complete 50,000 meters of drilling and 2.6 kilometers of drift on two projects (Westwood and Mooshla).

Following Phase 1 success, the initial planning was re-adjusted in 2004 to 2.89 km of exploration drift, 6,400 meters of surface drilling and 50,280 meters of underground drilling. Revised expenditures for this 4-year program totaled $9.9 M (2004-2008).

By the fall of 2006, two new Zones were intersected on the western side of the Bousquet Fault and a definition/evaluation drilling program was then required to target Zone 2 and North Corridor mineralization (with a drilling pattern of 40m × 40m). This inflated the initial project estimates to 95,000 meters of underground drilling, some surface drilling, 3.6 km of underground development and an increased power capacity to feed seven underground drills. The estimated budget to the end of 2009 was revised to $21.1 M (before tax credits).

In 2008, following the good evaluation drilling results on Zone 2, including a better than expected continuity of the Zone, a significant intercept at 2.5km depth, and taking into account the time required and associated costs to drill at these depths, the IAMGOLD Board of Directors approved ramp access to the Warrenmac Zone and the sinking of an exploration shaft to allow for drilling at depth. The budget now includes surface infrastructures and shaft sinking.

Field exploration activities over the last 4-years (end 2004 — June 2008) are listed in Table 10.1. In addition to these, some INFINITEM geophysical surveys were conducted in selected holes and geochemical samples were taken on a regular basis to quantify alteration. The exploration team is made

10-1

up of 3 to 4 geologists including one senior geologist and one project supervisor plus 2 or 3 core shack attendants. Responsibilities include drill supervision, mapping (drift and outcrops), core photography, core logging (geological and geotechnical), core sampling, and insertion of QA/QC sample standards.

Table 10.1: Summary of recent exploration work

		Surface Drilling		Underground Drilling		Cost excluding tax
Year	Drifting	Holes	(m)	Holes	(m)	credits
2004	752 m		4 233 m	2 holes	3 064 m	C$3.05 M

2005	910 m	7 holes east	6 303 m	9 holes	9 571 m ou	C$3.451 M
		BF		WW+War	9 727 m

2006	976 m	0 hole	0 m	22 holes	16 972 m	C$4.453 M ou
4.438 M$

2007	915 m	3 holes	1 712 m	26 holes	26 038 m	C$6.522 M
2 ext. on Warr.

2008 (end of June)	715 m	Val. Warr.	5 655 m	Val. +def Z2	15 272 m	2.870 M$
		Expl. WW	3 338 m	Expl. WW	13 184 m	2.264 M$
		Ing.		Ing.	2 556 m	0.268 M$

TOTAL			21 241 m		86 813 m	21.88 M$

Figure 10.1 shows a schematic longitudinal view of actual (2007-08) and future drilling locations.

10-2

Figure 10.1: Westwood Project — Schematic longitudinal composite

10.2             Drilling Results

The potential resource base of the Westwood project is quite significant. The 2007-08 exploration drilling increased the information coverage over and below the 14th level and, on both sides of the Bousquet Fault. The continuity and lateral extent of the mineralized lenses were also better defined. The current definition drilling program on Zone 2 delineated better mineralization continuity than expected, although the grade distribution appears quite variable inside the lens. Some of these extensions will require follow-up in 2009. New drill access and additional drilling are planned.

There is still good potential to find more resources on both sides of the Bousquet fault. On the western side, mineralization is still open 1) at depth, 2) below the 14th level between Doyon and Westwood (only a few drill holes have been drilled in this area to date) and 3) between Warrenmac and the fault itself.

10-3

On the eastern side, new mineralization contours require further definition and currently known zones remain open at depth.

The 2009 exploration program will continue to reveal the potential of the project, especially at depth and to the west of Zone 2 and North Corridor below the 14th level. Close to 40,000 meters of definition drilling have been planned to further define the three corridors mainly between surface and 1.5 km depth, on both sides of the Bousquet Fault.

Table 10.2 presents some of the exploration drilling results that have been used for resource estimation and Table 10.3 and Table 10.4 list the results from the definition drilling campaigns (Sept. 2007 to June 2008). All drilling results used since 2004, for resource estimation have been either published in Cambior or IAMGOLD press releases.

Figure 10.2 and Figure 10.3 illustrates the distribution of new interpreted blocks in plan view and isometric west view respectively. Longitudinal sections of the three mineralized corridors are presented in Figure 10.4 and Figure 10.5.

10-4

Table 10.2: Westwood Project- Most Significant Exploration Results

(AUGUST 2007-JUNE 2008)

	Intersection				Zone 2			North Corridor			Westwood
Hole #	from (m)	to (m)	Core length (m)	True width (m)	Au g/t	Cu %	Zn %	Au g/t	Cu %	Zn %	Au g/t	Cu %	Zn %	Associated Wireframe
R14242A-07					Bousquet Fault
	1529.5	1566.0	36.5	20.9				2.0	0.1	0.1
	Inc1.1530,5	1532.5	2.0	1.2				5.3	0.3	0.2				CN35
	Incl. 1544,0	1548.0	4.0	2.3				10.7	0.1	0.0				CN45
	Incl. 1544,0	1545.0	1.0	0.6				30.0	0.1	0.0
	1644.5	1659.0	14.5	9.0							0.2	0.0	0.2
	1677.0	1706.0	29.0	18.8							0.2	0.1	0.1

R14242C-07					Bousquet Fault
	1586.0	1599.5	13.5	7.2				3.2	—
	incl. 1589,0	1590.0	1.0	0.5				26.0	0.2	0.0				CN45
	1681.0	1701.1	20.1	12.1							0.5	0.1	0.1
	incl. 1689,0	1690.0	1.0	0.6							3.6	0.4	0.1
	1716.0	1728.0	12.0	7.2							0.3	0.1	0.1

R14281B-07	1328.5	1331.5	3.0	0.7	4.6	—	—
	1627.5	1628.0	0.5	0.2	30.1	—	—
	1659.0	1669.0	10.0	3.3	11.6	0.2	0.2
	incl. 1665,0	1666.0	1.0	0.3	52.7	0.9	1.1							Z220
	incl. 1668,0	1669.0	1.0	0.3	29.1	—	—
	1688.0	1693.0	5.0	1.7	23.6	0.2	0.5
	incl. 1688,0	1689.0	1.0	0.3	26.1	0.4	0.8							Z222
	incl. 1690,0	1691.0	1.0	0.3	61.1	0.2	1.9
	1812.5	1815.5	3.0	1.6				1.2	—	—
											Bousquet Fault
	Hole temporary stopped (2096m), stronger drill will go deeper to cut completely the felsic sequence hosting LaRonde 20N and 20S

R14286-07	332.0	338.5	6.5	6.1	15.3	—	—
	Incl. 332,0	333.5	1.5	1.4	10.3	—	—
	Inc1.337,5	338.5	1.0	0.9	79.7	0.1	0.0
	338.5	348.5	10.0	9.3	0.9	—	—
	348.5	349.5	1.0	0.9	71.8	0.1	0.0							Z230
	398.0	404.0	6.0	5.9	12.7	—	—							Z260
	Incl. 401	402.0	1.0	1.0	37.2	—	—
	586.0	587.5	1.5	1.5				2.9	—	—
	644.5	646.5	2.0	2.0							0.9	0.0	1.1

R14308-07	357.5	359.0	1.5	1.5	0.9	—	—
	524.5	526.0	1.5	1.5				9.2	—	—
	575.0	576.0	1.0	1.0				10.7	—	—
	615.0	630.5	15.5	15.4							0.3	0.0	0.2

R14316-07	477.5	478.5	1.0	0.8	0.7	—	—
	591.0	593.0	2.0	1.6				####	0.0	0.0				Quartered sample: 4,0 g/t
	Incl. 591,0	592.0	1.0	0.8				246.4	0.0	0.0				Quartered sample: 0,5 g/t
	769.5	771.5	2.0	1.7							4.8	0.1	2.3

R14340-07	521.5	522.5	1.0	0.7	15.3	1.0	0.0							Z230
	630.0	631.0	1.0	0.7				10.6	—	—				CN304
	665.5	682.5	17.0	11.5							0.2	0.0	0.1

R14341-07	437.0	438.0	1.0	0.7	5.1	—	—
	540.0	541.5	1.5	1.1	6.0	—	—
	720.0	721.0	1.0	0.7				12.4	—	—				CN 38
	725.0	726.0	1.0	0.7				4.8	—	—
	843.0	850.0	7.0	5.1							0.3	0.0	1.1

R14366-07	567.0	568.0	1.0	0.5	2.7	—	—
	740.0	741.0	1.0	0.6				10.9	1.1	0.0				Z230
	912.0	919.0	7.0	3.9							7.2	0.1	1.5	WW15
	Incl. 915,0	916.0	1.0	0.6							15.2	0.0	2.1

10-5

	Intersection				Zone 2			North Corridor			Westwood
Hole #	from (m)	to (m)	Core length (m)	True width (m)	Au g/t	Cu %	Zn %	Au g/t	Cu %	Zn %	Au g/t	Cu %	Zn %	Associated Wireframe
R14367-07	594.0	596.0	2.0	0.8	28.7	0.0	0.2							Z210
	Incl. 594,0	595.0	1.0	0.4	38.7	0.0	0.4
	635.0	636.0	1.0	0.4	15.1	0.0	0.0
	1310.5	1311.5	1.0	0.4				27.5	—	—
	1392.0	1394.0	2.0	1.0							0.2	0.1	0.0
	1437.0	1442.2	5.2	2.7							0.5	—	—

R14392-07								Bousquet Fault
	519.0	520.0	1.0	0.7	1.5	—	—
	635.0	653.0	18.0	13.2							0.5	0.1	0.5	WW25
	Incl. 635,0	637.0	2.0	1.5							1.8	0.1	4.1
	Incl. 637,0	641.0	4.0	2.9							0.2	0.0	0.4
	Incl. 650,5	653.0	2.5	1.8							1.5	0.1	1.4

R14404-07	354.0	356.0	2.0	1.9	25.3	0.3	0.0							Z215
	incl. 355,0	355.5	0.5	0.5	61.5	0.4	0.0
	394.0	397.0	3.0	2.8	10.2	0.6	0.0							Z225
	incl. 395,5	396.0	0.5	0.5	26.5	0.0	0.0
	566.0	568.0	2.0	1.9				5.8	—	—
	610.0	623.5	13.5	13.0							1.2	0.0	1.1	WW25
	incl. 612,0	614.0	2.0	1.9							3.6	0.1	5.0
	incl. 616,5	619.0	2.5	2.4							2.6	0.0	1.2

R14420-07	428.0	429.0	1.0	1.0	2.5	0.2	0.0
	549.0	553.5	4.5	4.4				0.4	—	—
	567.0	570.0	3.0	2.9				3.4	0.0	0.0
	614.0	615.0	1.0	1.0							0.2	0.0	0.3

R14423-07								Bousquet Fault
	579.0	582.0	3.0	1.8	2.2	—	—
	736.0	737.0	1.0	0.5				6.1	—	—
	751.0	753.0	2.0	1.3							0.8	0.1	1.4	WW25

R14426-07	399.5	401.5	2.0	1.9	1.1	—	—
	487.0	488.0	1.0	0.9				3.1	0.1	0.1
	600.5	603.5	3.0	2.8							4.6	0.1	0.0
	606.5	611.0	4.5	4.3							1.8	0.1	0.0

R14427-07	625.5	627.0	1.5	0.8	2.3	—	—							Z210
	798.0	799.0	1.0	0.5	3.4	—	—
					Abandoned targets not reached

R14427A-07	625.5	627.0	1.5	0.8	13.2	0.0	0.1							Z210
	incl. 625,5	626.0	0.5	0.3	31.4	0.0	0.2
	804.5	806.0	1.5	0.7	5.8	—	—
	917.0	919.0	2.0	1.0				2.3	##	0.0
								Bousquet Fault
	1058.0	1064.0	6.0	3.1							0.0	0.0	0.0

R14429-07	385.5	386.5	1.0	0.9	22.0	0.0	0.0							Z215
	390.5	391.5	1.0	0.9	54.4	0.0	0.0
	544.5	545.5	1.0	0.9				5.9	0.0	0.0
	564.5	565.5	1.0	0.9				9.6	—	—
	599.0	600.0	1.0	0.9							5.3	0.2	0.2

10-6

Table 10.3: Drilling Results From Warrenmac Press Release May 2008

	Intersection				Cut Average				Warrenmac Horizon-
hole #	from (m)	to (m)	Core length (m)	True width	Au g/t	Ag g/t	Cu %	Zn %	Au g/t	Ag g/t	Cu %	Zn %	Remarks
850-87	285.6	286.5	0.9						7.2	24.0	0.0	8.6
	286.5	288.0	1.5						3.4	29.1	0.0	8.2	Massive Sulfide
	288.0	289.5	1.5	4.9	4.1	24.5	0.1	6.0	1.7	24.2	0.3	2.0	(P=80%,Z=1-
	289.5	290.5	1.0						1.7	20.6	0.0	7.3	3%,C=1% )
	290.5	291.5	1.0						8.1	22.3	0.2	5.2

865-87	327.5	328.2	0.7						19.7	85.4	0.1	7.6	Massive Sulfide
	328.2	329.0	0.8						0.6	9.3	0.0	0.7	(P=90%,Z=5-
	329.0	329.8	0.8						10.4	12.7	0.0	7.4
	329.8	331.4	1.6	6.0	10.2	35.9	0.2	2.2	8.9	17.1	0.1	0.5	Dissiminated sulfides
	331.4	332.5	1.1						16.6	37.4	0.3	0.8	(P=3-30%,Z=1-5%,C<1%
	332.5	333.5	1.0						11.3	60.0	0.5	0.6
	333.5	334.7	1.2						10.0	61.0	0.6	0.7	Massive Sulfide
	334.7	336.0	1.3						6.1	20.3	0.0	3.2	(P=80%,Z=5-

865A-07	317.5	318.2	0.7						3.8	19.6	0.0	0.7	60[P(Z)]35,5
	318.2	318.8	0.6						7.5	40.2	0.0	4.2	Massive Sulfide P=92%, Z=5%
	318.8	319.8	1.0	6.4	8.0	67.5	0.6	3.7	2.3	19.7	0.0	3.7	Dissiminated to
	319.8	321.0	1.2						6.9	90.5	1.2	3.2	semi-massive
	321.0	322.0	1.0						12.3	132.7	0.7	5.0	sulfide
	322.0	323.0	1.0						10.5	119.4	1.2	2.2	(P= 50-60%, Z=3-8%)
	323.0	323.8	0.8						3.0	19.3	0.1	2.0	Massive Sulfide
	323.8	324.5	0.8						4.9	34.3	0.0	8.5	P=88%, Z=10%
	324.5	325.3	0.8						19.7	85.7	1.0	4.4	2 veins; 4qjptz and 12pzqc

867B-87	378.0	379.0	1.0						3.8	14.4	0.1	0.3	Dissiminated Sulfides (P=3-5%,Z=1.3% (locally))
	379.0	380.0	1.0	3.7	5.0	23.2	0.2	1.0	1.7	13.4	0.1	0.3
	380.0	381.5	1.5						8.1	31.9	0.4	0.6
	381.5	382.0	0.5						4.3	34.3	0.3	5.0	Massive Sulfides

1123-96	278.2	279.6	1.4						0.0	44.6	0.1	10.0	Massive Sulfides
	279.6	280.6	1.0						2.9	76.0	1.4	1.3
	280.6	281.3	0.7	4.9	3.2	56.5	0.4	4.8	2.0	36.7	0.3	1.2	Dissiminated Sulfides
	281.3	282.2	0.9						5.5	57.0	0.5	1.3	P=20%, Z=5%, C<1%
	282.2	283.1	0.9						3.2	62.0	0.6	4.7
	283.1	284.4	1.3						5.8	61.0	0.0	6.4

1123B-07	276.8	277.8	1.0						0.2	10.0	0.1	0.1
	277.8	278.9	1.1	3.4	12.8	70.7	0.1	6.6	154.0	882.8	0.4	8.7	Massive SulfidesP=
	278.9	280.0	1.1						8.0	52.6	0.0	18.1	75%, Z=20%, C=2%
	280.0	281.0	1.0						0.5	9.2	0.1	0.3

1123C-07	271.5	272.6	1.1						13.6	75.7	0.1	19.9
	272.6	273.6	1.1	3.1	5.6	33.3	0.0	9.3	5.0	32.0	0.0	11.0	Massive Sulfides
	273.6	274.1	0.5						0.1	3.0	0.1	0.3	P=70%, Z= 25%, C=2%
	274.1	275.0	0.9						0.0	2.3	0.0	0.0

1124-96	268.5	269.5	1.0						1.6	16.7	0.1	0.4
	269.5	270.5	1.0	3.3	7.0	52.9	0.1	6.7	8.5	54.0	0.0	7.9	Massive Sulfides
	270.5	271.7	1.2						11.5	85.0	0.1	11.1	P=65%, Z=30%, C=3%
	271.7	272.2	0.5						4.1	46.1	0.6	6.3

1125A-96	359.7	361.2	1.5						5.5	22.8	0.1	0.4	Irregular veins and sulfide concentration (P=7-25%, Z=3-5%. C-2% locally)
	361.2	362.7	1.5	3.7	5.9	30.0	0.1	2.7	6.3	27.1	0.2	1.4
	362.7	363.2	0.4						2.4	27.1	0.2	5.8
	363.2	363.9	0.8						9.0	60.0	0.0	10.3	Massive Sulfides P= 80%,

S01276-07	236.7	238.2	1.5						44.8	325.5	1.4	0.9	130qjwpcz*; 12% P 8%
	238.2	239.7	1.5						13.6	88.8	0.0	14.5	C 4% Z;
	239.7	240.7	1.0						1.1	4.6	0.0	0.4
	240.7	241.7	1.0	6.6	11.5	73.0	0.2	10.7	14.2	70.8	0.0	5.2	Massive Sulfides (P=82%,
	241.7	242.7	1.0						3.3	24.7	0.0	18.8
	242.7	243.7	1.0						2.7	30.4	0.0	17.8
	243.7	244.7	1.0						4.5	63.4	0.0	23.4	Massive Sulfide (P=73%,
	244.7	245.7	1.0						3.7	57.3	0.0	6.9	Z=25%, C<1%)
	245.7	246.6	0.9						5.0	46.4	0.1	11.3

S01277-08	352.8	353.8	1.0						1.5	9.6	0.1	2.3	Dissiminated to
	353.8	354.8	1.0						6.3	48.7	1.0	0.6	semi-massive
	354.8	355.8	1.0						7.1	31.0	0.3	0.3
	355.8	357.3	1.5	6.1	9.8	50.7	0.7	1.3	6.4	16.6	0.1	0.2	sulfides( P=25-65%
	357.3	358.5	1.2						27.6	226.4	3.2	3.5
	358.5	359.0	0.5						2.6	15.7	0.1	0.6	Z=1-3%)
	359.0	360.0	1.0						6.2	39.1	0.4	1.2
	360.0	360.9	0.9						3.5	25.6	0.1	1.7
	360.9	381.8	0.9						21.0	34.8	0.1	0.7

S01278-08	333.2	333.7	0.5						1.4	10.9	0.1	5.7	Massive Sulfides (P=75%,
	333.7	335.0	1.3						2.1	20.4	0.3	0.3	Concentration of sulfide in
	335.0	336.0	1.0	3.8	2.3	17.1	0.2	1.1	1.8	9.6	0.2	0.4	centmetric bands
	336.0	337.0	1.0						4.3	31.0	0.3	0.4	(P=10-25%,
	337.0	338.0	1.0						1.4	9.5	0.0	1.3	Z= 5-10%)

Q: Quartz	Results before November 2007	1987-1996
P: Pyrite	Results since the beginning of evaluation drilling project (No 2007- April 2008
C: Chalcopyrite
Z: Sphalerite	120[ZPC]7,3,1	Au Cut =40 g/t Ag Cut = 200 g/t Cu uncut Zn Uncut
J: Carbonates
K: Sericite	lengh (cm) - sulfides
*: Visible Gold

10-7

Table 10.4: Evaluation Drilling Results From Warrenmac – Press Release May 2008

	Intersection				Cut Average				Warrenmac Horizon-
hole #	from (m)	to (m)	Core length (m)	True width	Au g/t	Ag g/t	Cu %	Zn %	Au g/t	Ag g/t	Cu %	Zn %	Remarks
S01279-08	305.5	306.5	1.0						0.3	5.3	0.1	3.8	Massive to semi-massive sulfides
	306.5	307.5	1.0						3.8	29.2	0.1	10.3
	307.5	308.5	1.0						2.7	23.5	0.1	4.1
	308.5	309.5	1.0	4.7	8.7	55.3	0.1	6.1	1.0	12.9	0.0	4.0
	309.5	310.5	1.0						0.4	16.6	0.0	3.0
	310.5	311.5	1.0						22.1	107.4	0.0	5.1
	311.5	312.5	1.0						30.4	192.4	0.5	12.7

S01280-08	286.0	287.0	1.0						8.7	30.3	0.1	10.4	Massive sulfides (Z=55%,
	287.0	288.0	1.0						5.7	6.1	0.1	0.5	Semi-massive sulfides (P=20-65%, Z=2-3%)
	288.0	289.0	1.0	3.8	5.4	21.0	0.1	2.7	2.8	11.1	0.1	0.7
	289.0	290.0	1.0						4.4	26.8	0.1	0.6
	290.0	291.0	1.0						5.2	30.8	0.2	1.3

S01281-08	344.5	346.0	1.5						5.2	10.4	0.0	1.1
	346.0	346.5	0.5	2.8	4.2	7.5	0.0	4.1	1.3	3.3	0.0	5.7	10-25% Py; 5-20% Sp
	346.5	347.0	0.5						7.3	6.8	0.0	4.0
	347.0	348.0	1.0						2.5	5.5	0.0	8.0

S01284-08	246.9	247.5	0.6						14.7	86.8	0.0	12.9	Massive sulfide (P=85, Z=15)
	247.5	248.3	0.8						2.1	21.5	0.0	1.3	Sulfide band (P=15%, Z=2%)
	248.3	249.8	1.5						30.6	147.1	0.2	7.2	Massive sulfides (P=80%, Z=15%, C=1%)
	249.8	251.3	1.5	6.2	9.6	73.9	0.1	10.7	3.1	26.6	0.0	15.7
	251.3	252.3	1.0						7.9	69.0	0.0	14.6
	252.3	253.0	0.7						5.7	Not assayed
	253.0	254.5	1.5						0.1	Not assayed

S01286-08	317.7	318.7	1.0						4.6	38.1	0.0	8.1	Sulfide in concentration
	318.7	320.4	1.7						14.0	98.1	0.7	2.5	band (P=25%. Z=2-5%)
	320.4	320.7	0.3						7.4	142.5	2.9	4.0	25 cm massive sulfides
	320.7	321.9	1.2	5.6	9.0	72.7	0.5	4.1	14.2	103.3	0.8	0.8
	321.9	322.9	1.0						3.1	22.8	0.0	3.2	Massive sulfides P=90%, Z=5%)
	322.9	323.9	1.0						3.3	33.8	0.1	3.9
	323.9	324.9	1.0						10.5	95.1	0.1	7.8

S01288A-08	317.2	318.3	1.1						16.2	74.7	0.0	2.1	Massive sulfides
	318.3	319.0	0.7						5.2	32.4	0.0	3.5	(P=95, Z=5%)
	319.0	320.0	1.0						2.3	14.9	0.0	3.8
	320.0	321.0	1.0	6.1	6.3	32.9	0.1	2.4	2.6	12.4	0.1	5.1
	321.0	322.0	1.0						2.2	18.6	0.1	0.8
	322.0	323.0	1.0						9.8	63.6	0.4	0.6
	323.0	324.0	1.0						4.3	9.4	0.1	1.2

S01289-08	377.0	378.0	1.0						4.5	5.4	0.0	3.2	120[ZPC]7,3,1
	378.0	379.0	1.0						0.2	0.6	0.0	0.2
	379.0	379.4	0.4	5.1	7.0	21.4	0.0	1.0	0.1	1.7	0.0	0.6
	379.4	380.4	1.0						0.4	4.4	0.0	0.0	Semi-massaive to massive sulfides (P=40-60%, Z=1%. C=1%)
	380.4	381.4	1.0						26.9	98.8	0.1	1.1
	381.4	382.6	1.2						5.9	8.2	0.0	0.6

S01291-08	280.0	280.6	0.6						442.8	####	0.9	0.4	Vein with visible gold
	280.6	282.0	1.4						18.1	89.0	0.2	1.5	Massive sulfides (P=85%, Z-10%)
	282.0	283.5	1.5						4.2	43.2	0.0	5.3
	283.5	285.0	1.5						3.5	38.1	0.0	10.7
	285.0	286.5	1.5	8.7	7.0	48.5	0.1	7.5	2.1	16.0	0.0	9.7
	286.5	288.0	1.5						2.1	19.5	0.0	11.8
	288.0	289.5	1.5						2.7	28.5	0.2	4.5
	289.5	290.5	1.0						2.5	30.8	0.1	7.8
	290.5	291.3	0.8						7.7	75.0	0.0	14.8

S01292-08	314.9	315.4	0.5						20.2	76.3	0.0	8.7	Massive Sulfides (P= 50%,
	315.4	316.0	0.6						5.7	23.2	0.1	3.1	Irregular vein and/or locally sulfides concentration (P=10-30%, 2= 1-4%)
	316.0	317.0	1.0						11.3	30.9	0.2	0.2
	317.0	318.0	1.0						9.7	37.1	0.2	0.2
	318.0	319.0	1.0	6.0	8.1	30.0	0.2	2.1	8.2	20.5	0.1	0.2
	319.0	319.7	0.6						3.9	16.3	0.1	0.8
	319.7	320.7	1.0						0.9	6.5	0.1	2.2
	320.7	321.2	0.5						0.7	6.8	0.7	0.1
	321.2	321.7	0.5						15.9	82.5	0.1	8.9	Massive Sulfides (P=50%,

S01293-08	262.0	263.0	1.0						0.3	12.7	0.0	0.6
	263.0	264.0	1.0	3.7	2.5	37.4	0.0	3.4	2.5	41.2	0.0	2.5	Semi-massive sulfides
	264.0	265.0	1.0						3.1	40.6	0.0	2.4
	265.0	265.7	0.7						4.8	62.4	0.1	9.9

S01295B-08	370.0	371.0	1.0						1.2	8.1	0.0	0.2
	371.0	372.0	1.0						2.6	15.7	0.3	0.5	170L[PZ]7,3,
	372.0	373.0	1.0	3.1	1.1	12.6	0.1	7.3	0.4	1.1	0.0	0.2	Massive sulfides
	373.0	373.8	0.8						1.0	16.2	0.0	18.5	(P=50%, Z=50%)
	373.8	374.6	0.8						0.0	25.2	0.0	22.6

CI: Quartz	Results before November 2007	1987-1996
P: Pyrite	Results since the beginning of evaluation drilling project (No 2007- April 2008
C: Chalcopyrite
Z: Sphaierite	120[ZPC]7,3,1	Au Cut =40 g/t Ag Cut = 200 g/t Cu uncut Zn Uncut
J: Carbonates
K: Sericite	lengh (cm) - sulfides
*: Visible Gold

10-8

Figure 10.2:Plan view Showing Mineralized Blocks from New Interpretation

10-9

Figure 10.3: West-inclined view Showing Mineralized Blocks from New Interpretation

10-10

Figure 10.4: Compostie Longitudinal Section A-A of Zone 2 Extension

10-11

Figure 10.5: Composite Longitudinal Section B-B of North Corridor

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11.0  DRILLING

Orbit Garant Drilling is the drilling contractor. The 2004 program had objectives to explore the favorable stratigraphy using two drills set in an underground drift.

By the end of 2007, the electrical capacity was increased to support more equipment. Current power installation is sufficient to feed six underground drills. During 2008, nine electric drills (6 from underground and 3 from surface) were running simultaneously most of the time on the project.

Two sizes of diamond drill core, BQ and NQ, are used. The NQ-size is used at the beginning or for the entire hole to help control deviation. NQ-size is also used to increase the recovery if strongly sheared or fractured rock is expected.

When the maximum depth penetration is reached for the NQ-size, drillers reduce to BQ-size. To date, hole lengths vary from 800 meters to 2.2 kilometers. In 2008, Orbit-Garant built an innovative rig capable of achieving 2.5 km depth penetration. This drill is currently active underground and once the first deep hole is completed, it will provide information up to 3km below surface.

The deviation is often difficult to control depending on the relation (direction/dip) between holes and the regional foliation. At sharp angles, holes tend to lift while at more open angles, the tendency is to deepen. In the case of deep holes, wedges are often used to reach upper targets because it is easier to control the deviation. It is also the best way to duplicate intersections obtained from the parent hole.

Overall, the core recovery is usually very good (>95%) but for the main fault zone and the sericitic schist intervals recovery may locally decrease to 50%. Even when the recovery is good, the RQD is generally poor within the main fault zone area.

All exploration holes are surveyed, in direction and dip, at the collar and while drilling is in progress. Collar coordinates are obtained in 3D from a total station TCR-1105 (Leica) instrument after the beginning of the hole. Down hole surveys are performed at nominal 50 meter downhole intervals with Reflex or Flexit tools depending on the availability of the instrument.

In some cases, readings were taken with a Pajari tool, mainly at the beginning of the program or while other surveying instruments were away for maintenance. Some holes have been surveyed with the Geophysic — INFINITEM method.

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12.0 SAMPLING METHOD AND APPROACH

The sampling method is based on experimentation / visual approach. The intervals selected for sampling present one or more of these characteristics: quartz-sulphides veins/stringers, sulphide-rich concentrations, shearing/deformation, alteration and disseminated sulphides. The geologist is responsible for the sample selection. The tags are placed at the end of the interval between two lines/arrows placed by the geologist.

For exploration holes, two ways of sampling are possible depending of the host rock. Samples collected from the top of unit 3 (the tuffaceous mafic/intermediate volcanic rocks hosting Zone 2 and Central Zone units, see Section 7.2.1 for a detailed description) up to the end of the hole are sawn in two parts, one is sent to the laboratory and the other one is kept in core box as reference. For those samples taken in units 1, 2 and the lower part of unit 3 the entire core is sent to the assay laboratory and the non-sampled core is discarded. For definition drilling holes, we have proceeded in three different ways with the samples representing mineralized zones. First, samples were cut in two parts, half of the sample was sent to the mill for acid generation and flotation tests while the other part was sent to the lab for assaying. Second, the entire core sample was sent to the laboratory and third, samples were sawed in two parts, one part for assaying and the other one is kept as reference.

Technicians in the core shack proceed with the samples as follow: part of the samples (half or entire core) are put in a sample bag (identified with the sample number) with their tag. The sample bag is color coded to identify the type of analysis to be done, put in a box, listed and then sent to the Doyon Mine laboratory.

The length of the sample generally respects the following rule: a typical sample from a mineralized zone has 1.0m long (rarely 0.5m), in order to locate the possible high grades along the vein while the samples collected outside the main zones represent generally intervals of 1.0 or 1.5m long.

In general, only parts of the exploration drill core are preserved. They correspond to all units intersected after unit 3 which are units hosting the main mineralized zones (units 4.2 to 4.5, up to the units 5.1, 5.2 and/or sediments). The drill core is stored in core -racks on site at Doyon mine, in a secured area. It is used for re-assays, checks, metallurgical tests or simply as “witness” samples. Note that from time to time, entire holes are saved for mechanical rock tests.

Drill core rejects and pulps are saved on a monthly basis. The geologists identify the tag samples with the letter “R” when a significant mineralized zone is recognized. This letter instructs the laboratory

12-1

technician to keep the sample (rejects and pulps) and to return it to the core shack after assaying. A list of rejects and pulps is drawn up in order to select samples for re-assay (see QA-QC section).

Exploration sample rejects without the “R” flag are stored at the laboratory for one month. This also applies to definition drilling samples grading over 3 g Au/t. Others are discarded after a week. At the end of the month, a list of the rejects held at the lab is sent to the geologist who will make sure that all samples (rejects) from significant intercepts are kept.

For definition drilling, selected rejects/pulps are re-assayed while others rejects/pulps are discarded. For exploration drilling, rejects and some pulps with high gold grades are generally re-assayed in a certified external laboratory, namely Lab Expert in Rouyn-Noranda. Others rejects are stored in a secure place at the mine site while pulps are discarded.

12-2

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Since 2001, the Doyon mine has established an analytical quality insurance program to control and assure the analytical accuracy and precision of assays. This program, revised at the start of this year, includes the systematic addition of blank samples, renumbered reject and pulp duplicates and internal reference material (standards) to each batch of samples sent for analysis.

As the Westwood project is located on the Doyon property, all samples are sent to the Doyon mine laboratory. A complete QA/QC program is then incorporated to the mine’s own quality control system. A typical batch of samples sent to the laboratory numbers approximately 150 samples and around 15 to 20 QA/QC samples are inserted within the sample stream.

The number and types of QA/QC samples submitted to the Doyon laboratory between January 2006 and May 2008 are summarized below and described in Table 13.1

Table 13.1: Samples

Westwood, Zones 2 and North Corridor

Sample Type	Number of Samples
Blanks	213
Reject duplicates	1,034
Pulp Duplicates	308
Standards	511
Total	2,066

13.1                 Renumbered Rejects

Some 2,066 reject samples were renumbered and resubmitted to the Doyon laboratory. The re-assay average is 12.63 g Au/t while the average of the original assays is 12.82 g Au/t. The coefficient of correlation is 0.9355 and the slope is y = 0.98x which is considered satisfactory. The following scatter plot (Figure 13.1) shows the correlation between the original and re-assay results.

13-1

Figure 13.1: Scatter Plot Original and re-assay rejects

13.2                Renumbered Pulps

Around 250 pulps samples were renumbered and sent to the Doyon laboratory since the last scoping study (August 2007). Most of these assay results are still pending and an update will be prepared for the year-end resource update. As discussed in the 2007 study, some 308 pulp samples were renumbered and resubmitted to the Doyon laboratory between January 2006 and March 2007.

The average of the re-assays was 19.3 g Au/t while the average of the original assays was 19.8 g Au/t. The coefficient of correlation is 0.97 and the slope is y = 0.89x. The following scatter plots highlight the close correlation between the original and re-assay results. Figure 13.3 illustrates the same comparison as Figure 13.2 using a logarithmic scale.

13-2

Figure 13.2: Scatter Plot Original and re-assay rejects

Figure 13.3: Scatter Plot Original Log and re-assay rejects

13-3

It should be noted that if two high-grade outliers (> 200 g Au/t) are removed from the data set, the coefficient of correlation jumps to 0.98 and the slope y = 0.99x which is well within the acceptable tolerance limits for the laboratory’s precision level.

13.3                Internal Reference Material

During 2006-08, the Doyon geology department used three different Internal or Custom Reference Materials (IRM), with average values of 2.99 g Au/t, 7.43 g Au/t and 12.11 g Au/t, to monitor the laboratory’s level of assay accuracy. In May 2008, three Certified Reference Materials (CRM) from Rocklabs Ltd were added with values of 2.64 g Au/t, 8.57 g Au/t and 18.14 g Au/t. A total of 511 samples were submitted and 62 samples (12.1%) did not meet the objective of ± 2 standard deviations (approximately 15% of the average value).

Figure 13.4 to Figure 13.9 summarize the assay results on a series of standard control charts.

Figure 13.4: STD1-2006 Control Chart

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Figure 13.5: STD2-2006 Control Chart

Figure 13.6: STD3-2006 Control Chart

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Figure 13.7: STD4-2008 Control Chart

Figure 13.8: STD5-2008 Control Chart

13-6

Figure 13.9: STD6-2008 Control Chart

13.4        Blanks

During the 2006-2008 drilling program, 213 “blank” samples were inserted, usually after a mineralized sample, in order to check for possible contamination. Blanks are not barren of gold; the average (after removing 5 outliers) was 0.09 g Au/t with a standard deviation of 0.14 g Au/t. Samples were therefore considered possibly contaminated at a returned assay of higher than 0.3 g Au/t (average + 2 s.d.).

A total of 14 samples returned assays higher than 0.3 g Au/t representing 6.6% of the samples submitted and 4 samples were higher than 0.6 g Au/t (3 of these 4 samples were inserted immediately after a sample where visible gold was observed). The conclusion is that the laboratory’s cleaning and manipulation protocols are generally in line with industry best practice but contamination can occur when very high grade samples are assayed (especially if visible gold is present). Figure 13.10 summarizes the assay results for the blanks.

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Figure 13.10: Assay results for blanks

13.5        Comparison with External Laboratory

As part of the Quality Control program, coarse reject samples from the Westwood project are sent to an external laboratory (Lab-Expert of Rouyn-Noranda). From January 07 to May 07, 105 reject samples were sent to Lab-Expert.

The average grade of the original assays from the Doyon laboratory was 9.60 g Au/t compared with the Lab Expert average of 8.47 g Au/t, which is about 12% lower than Doyon. Upon closer examination it would appear that this potential bias exists only for the high grade portion of the population (higher than 40 g Au/t). For original results below 40 g Au/t, the average grade is about the same between Doyon and Lab Expert. There are only 11 samples higher than 40 g Au/t to compare but this possible bias is monitored by the geology personnel. This apparent bias has virtually no impact on the current resource estimate since the high assay capping is set at 40 g Au/t.

The following scatter plot on Figure 13.11 compares the results of the two laboratories.

13-8

Figure 13.11: Scatter Plot for two laboratories

The Quality control program also includes the selection of reject samples from the Westwood project, including the Warrenmac lens, for submission to an external laboratory (ALS Chemex of Val D’or) to test their base metal content. From October 07 to May 08, 112 coarse rejects were sent to ALS Chemex laboratory and were assayed for gold, silver, copper and zinc. The following scatter plots compare the results from both laboratories (Figure 13.12 to Figure 13.15). The average grade of the original assays for gold, copper and zinc are similar to the average assay values returned from the ALS Chemex Laboratory. A difference of 9% in the average silver grade between the two laboratories is probably due to the variable distribution of silver in the sulphide samples.

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Figure 13.12: Au Scatter Plot Results of both laboratories

Figure 13.13: Ag Scatter Plot Results of both laboratories

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Figure 13.14: Cu Scatter Plot Results of both laboratories

Figure 13.15: Zn Scatter Plot Results of both laboratories

13-11

13.6                        Discussion on the QA/QC Program Results

The QA/QC program for the Westwood project show good results even if there are some local discrepancies for the individual pulp and reject re-assays, as it is quite often the case for gold deposits, especially when visible gold is present.

For resource estimation purposes, it means that the global estimate in terms of grade can be classified as low risk but the local estimate is of higher risk because of the lower quantity of data involved.

The statistics of the Internal Reference Material are good, showing no evident problem of accuracy. The level of contamination appears to be low, but contamination may occur immediately after very high–grade samples have been crushed or pulverized during sample preparation. The insertion of blanks after samples where visible gold has been observed is crucial in order to monitor potential contamination.

The samples sent to the external laboratory show a possible bias for assays higher than 40 g Au/t. Although the impact is considered low after applying the high assay capping (40 g Au/t), it is important to ascertain whether the Doyon laboratory overestimates the high grade samples. High grade samples should be systematically re-assayed at external labs with insertion of blanks and standards.

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14.0 DATA VERIFICATION

Data verification has been accomplished in several ways, including the following:

•                       Cross validation of the assay between the original assay file and the computed drill hole database;

•                       Monthly verification to ensure that each assay have been associated with the proper drill hole and that no assay are missing (resulting often from using the wrong sample number from the lab);

•                       Systematic verification of all the assays, mineralization descriptions and vein types used in the resource estimation.

•                       A QA/QC program of standards and duplicate assays is carried out on ±10% of samples. These samples are sent to Lab Expert, a commercial laboratory.

The core samples are assayed at the mine site laboratory and they constitute the basis for the resource estimation process. The assay files from the laboratory are updated as new assays become available. Re-assays results are sent to the geology department by email in Excel format and are appended to the main assay tables. The verification and validation of the assay tables is performed by the geology department and if an error is found, a correction is sent by email to the laboratory and the correction is applied to the assay tables. The drill holes tables are updated every day from those base tables (using an in house program) and ensuring there is no re-typing error in the data (except for data entry from the technician at the laboratory).

Since 2001, the mine geology department has established a QA/QC program to control and insure the analytical quality of assays. This program includes the systematic addition of blank samples, renumbered rejects and pulp duplicates, and internal reference material (standards). All samples are sent to the Doyon Mine Laboratory as primary Lab. A complete set of QA/QC samples are then inserted into the sample stream in addition to the mine lab’s own quality control program. For each 100 to 150 samples, about 10 check samples are also sent to an external laboratory (Lab Expert of Rouyn-Noranda).

After reviewing the drill hole database and quality control data, the author considers the database to be robust and suitable for use in resource estimation studies.

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15.0 ADJACENT PROPERTIES

The stratigraphy of the Cadillac area can be summarized in 3 distinct units (from North to South):

•                     The Hébécourt Formation: mafic volcanics, host of the MicMac Mine and part of the Mouska Mine;

•                     The prolific Blake River Group: intermediate to felsic volcaniclastic rocks, host of world class gold and base metal deposits;

•                     The Cadillac sedimentary group, site of low grade small tonnage showings.

This package of favourable stratigraphy which extends over 16km east-west, along the Cadillac Fault Zone is held by two owners: IAMGOLD-Quebec Management, Inc, a wholly-owned subsidiary of IAMGOLD Corporation holds 100% interest of the western part of the camp including the Mooshla synvolcanic intrusive, the Mouska Mine, the Doyon Mine and the Westwood Project, and Agnico-Eagle holds the eastern part of this package containing the Ellison, Bousquet 1, Bousquet 2, LaRonde-Penna, Dumagami and Lapa Mines.

The historical gold content of this 16km-long stretch totals 25.5 M ounces (production, resources and reserves). There is no open ground in the surrounding area and there is no other way to increase property area except through agreements between the two companies.

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16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

CAUTIONARY NOTE: Data presented in this chapter is very preliminary and should not be considered for any definitive economic studies. A scoping study is an economic study and this does need to verify that there are no known metallurgical obstacles to this being an economic deposit.

To date, three series of preliminary metallurgical tests have been performed.

•                  Series 1 – Preliminary metallurgical testwork results on Westwood mineralization

A series of metallurgical tests were made on Westwood mineralization in August 2007. The aim of the study was to determine the metallurgical parameters of the Westwood mineralized material. The tests were performed by Mr. Jean Lelièvre at the Laboratoire du CEGEP de l’Abitibi-Témiscaminque. The chemical analyses were performed partly by the Doyon mine and partly by Lab-Expert in Rouyn-Noranda.

•                  Mineralization Sampling

Five composite samples were collected for metallurgical testwork from two distinct zones: Zone 2 and North Corridor (Table 16.1).

16-1

Table 16.1: Composites for metallurgical work

Identify master composite lots	Used Quantity	Primary lots
	(kg)
	0.75	P-R14286-07-Z-2
	3.00	P-P14286-07-Z-2
M-A-Z-2	8.00	P-R14134A-06-Z-2
	5.00	P-R14199-06-Z-2
	5.58(1)	P-R14070-06-Z-2
Total :	21.33
	2.50	P-R14201-06-Z-2
M-B-Z-2	3.00	P-R14218-06-Z-2
	4.00	P-R14200-06-Z-2
Total :	9.50
	2.00	P-R13431-05-Z-2
M-C-Z-2	2.00	P-R13541-05-Z-2
	1.90	P-R14119-06-Z-2
Total :	5.90
	1.50	P-R14070-06-CN
	1.50	P-P14254-07-CN
	1.50	P-R14201A-07-CN
M-D-CN	1.50	P-R13677-05-CN
	1.50	P-R14201-06-CN
	1.50	P-R14070-06-CN
	1.50	P-R14201A-07-CN
Total :	10.50
	3.45(2)	P-R14200-06-CN
M-E-CN	2.13(3)	P-R13431-05-CN
	1.49(4)	P-R13942-06-CN
Total :	7.07

Note: By lack of available ore, some mass were reduced. The mass anticipated was 4.80 kg, 4.40 kg, 2.95 kg and 2.80 kg.

•                                         Ball mill work index

The ball mill work index was determined for master composite lots M-B-Z-2 and M-E-CN.

•                            M-B-Z-2 = 12.3kWh/t

•                            M-E-CN = 10.2kWh/t

•                                         ICP Chemical Analyses

An ICP analysis was performed on all master composite lots. Results are shown in Table 16.2.

16-2

Table 16.2:ICP Chemical Analyses

Élements LDM	Al n/d	As n/d	Ba n/d	Be n/d	Bi n/d	Ca n/d	Cd n/d	Co n/d	Cr n/d	Cu n/d	Fe n/d	Mg n/d	Mn n/d	Mo n/d	Ni n/d	Pb n/d	Stot n/d	Sb n/d	Se n/d	Sn n/d	Ti n/d	Zn n/d
M-A-Z-2 (U4085)	7.10	0.000	0.066	0.000	0.000	1.36	0.000	0.004	0.040	0.050	12.00	1.39	0.111	0.000	0.012	0.004	10.4	0.002	0.000	0.000	0.269	0.011
M-B-Z-2 (U4086)	6.36	0.000	0.048	0.000	0.000	2.58	0.000	0.004	0.035	0.077	10.30	1.71	0.115	0.001	0.011	0.006	7.19	0.002	0.000	0.000	0.411	0.021
M-C-Z-2 (U4087)	6.76	0.000	0.057	0.000	0.000	2.59	0.000	0.005	0.047	0.018	10.40	0.673	0.026	0.001	0.012	0.002	10.1	0.002	0.000	0.000	0.196	0.049
M-D-CN (U4088)	7.58	0.000	0.048	0.000	0.000	3.20	0.000	0.003	0.025	0.077	8.63	1.87	0.135	0.000	0.008	0.002	4.66	0.003	0.000	0.000	0.445	0.034
M-E-CN (U4089)	7.61	0.001	0.053	0.000	0.000	3.05	0.000	0.003	0.034	0.016	6.36	1.68	0.072	0.000	0.012	0.001	4.63	0.002	0.000	0.000	0.237	0.023

16-3

•      Cyanide kinetic tests

Table 16.3:Comparison of CIL vs First Series of Kinetic Tests

	Zone M-A-Z-2		Zone M-B-Z-2		Zone M-C-Z-2		Zone M-D-CN		Zone M-E-CN
	Test CIL (repeat) Analyses Lab Expert	Results of the 1st serie Kenitic tests Analyses mine Doyon	Test CIL (repeat) Analyses Lab Expert	Results of the 1st serie Kenitic tests Analyses mine Doyon	Test CIL (repeat) Analyses Lab Expert	Results of the 1st serie Kenitic tests Analyses mine Doyon	Test CIL (repeat) Analyses Lab Expert	Results of the 1st serie Kenitic tests Analyses mine Doyon	Test CIL (repeat) Analyses Lab Expert	Results of the 1st serie Kenitic tests Analyses mine Doyon
Recuperation(%)	97	93.5	91.8	93.5	94	92.2	93.9	90.4	91.5	93.5
Solid tailings	0.19	0.55	0.52	0.55	0.5	0.96	0.35	0.55	0.27	0.27
Calculate head	6.25	8.48	6.34	8.48	8.4	12.37	5.72	5.72	3.18	5.29
Anticipate grade with Calculate head	7.34		5.75		6.22		6.3		3.18

Gold recoveries obtained in laboratory testwork are comparable to those determined at the Doyon laboratory. The grade tailings show a significant difference for three of the five zones. These results indicate that leaching with carbon (CIL) should significantly improve gold recovery (Table 16.3).

Table 16.4:Reagent Consumption

Reagents consumption for the leaching tests with carbon (CIL)

	Zone M-A-Z-2		Zone M-B-Z-2		Zone M-C-Z-2		Zone M-D-CN		Zone M-E-CN
	CIL tests (repeat) Analyses Lab Expert	1st serie - Kinetic test Analyses mine Doyon	CIL tests (repeat) Analyses Lab Expert	1st serie - Kinetic test Analyses mine Doyon	CIL tests (repeat) Analyses Lab Expert	1st serie - Kinetic test Analyses mine Doyon	CIL tests (repeat) Analyses Lab Expert	1st serie - Kinetic test Analyses mine Doyon	CIL tests (repeat) Analyses Lab Expert	1st serie - Kinetic test Analyses mine Doyon
Consumption NaCN (kg /tm ore)	0.31	0.36	0.50	0.60	0.50	0.43	1.00	1.04	0.40	0.38
Consumption Ca(OH)2 (kg /tm ore)	10.90	5.54	11.00	6.90	11.10	9.85	7.00	6.38	11.90	9.60

16-4

The Doyon mills traditionally achieve a better recovery (+ 3%) than laboratory testwork when processing Doyon mineralization. This difference comes from the occurrence of gold telluride in the Doyon mineralization that has a slow dissolution kinetic. Mineralogy and diagnostic leach testwork will be done in the future to establish whether gold telluride forms part of the Westwood mineralization assemblage. The reagent consumption results determined from the kinetic tests are more accurate than those obtained from the CIL tests (Table 16.4). The measured values are shown in bold numbers. The kinetic tests involve regular sampling of the solution, which should enable a better reagent dosage.

Conclusion – Metallurgical Recovery

Preliminary metallurgical testwork indicates that the two main Westwood zones are readily amenable to conventional leaching. The computed recoveries vary from 90% to 97%, depending on the zone. The tests also show a significant enhancement in the recovery by using carbon during leaching for three of the five test samples.

The consumption of cyanide is reasonable and varies between 0.3 to 0.6 kg NaCN / t. The lime consumption appears high and should be confirmed by further testwork.

•       Series 2 - Metallurgy testwork results on Warrenmac mineralization

Preliminary metallurgical testwork has also been carried out on the Warrenmac mineralized lens. The tests were performed by SGS-Lakefield in Ontario. The mineralization contains copper and zinc which will require copper and zinc flotation.

•           Warrenmac Sampling

Samples used for cyanide and flotation tests are listed on Table 16.5.

16-5

Table 16.5:Warrenmac Metallurgical Test Samples

Samples of Warrenmac

METALLURGICAL TEST SAMPLES (51 kg)
	Sample		Au	Ag	Cu	Cu	Zn	Zn	Composite
Hole number	No	Length	g/t	g/t	ppm	%	ppm	%	sample
S01279-07	529257	1.0	23.4	95.7	177	0.02	49,200	4.92	x
S01279-07	525259	1.0	46.0	180.7	5,180	0.52	121,350	12.14

S01123B-07	562424	1.1	241.4	711.0	3,213	0.32	82,792	8.28
S01123B-07	562425	1.1	4.9	51.8	352	0.04	156,231	15.62	x

865A	562577	1.0	0.2	10.5	316	0.03	5,636	0.56	x
865A	562578	0.7	4.0	16.3	275	0.03	7,772	0.78	x
865A	562579	0.6	7.4	38.2	77	0.01	43,973	4.40	x
865A	562580	1.0	2.4	18.7	141	0.01	38,213	3.82	x
865A	562581	1.2	5.9	88.6	11,615	1.16	29,332	2.93	x
865A	562582	1.0	11.0	122.1	7,730	0.77	50,454	5.05	x
865A	562583	1.0	10.1	127.3	12,660	1.27	21,358	2.14	x
865A	562584	0.8	2.9	19.0	573	0.06	18,300	1.83	x
865A	562585	0.8	4.6	32.7	573	0.06	76,809	7.68	x
865A	562586	0.8	12.4	80.0	11,130	1.11	44,069	4.41	x

S01286-08	563557	1.0	5.1	36.3	212	0.02	76,850	7.69	x
S01286-08	563558	1.7	15.0	102.7	7,590	0.76	27,300	2.73	x
S01286-08	563559	0.3	8.0	137.4	5,005	0.50	53,900	5.39	x
S01286-08	563560	1.2	14.5	95.5	7,755	0.78	8,645	0.86	x
S01286-08	563565	1.0	3.2	20.4	138	0.01	30,750	3.08	x
S01286-08	563566	1.0	3.4	28.1	349	0.03	36,050	3.61	x

S01284-08	563516	0.6	14.7	86.8	163	0.02	128,700	12.87	x
S01284-08	563517	0.8	2.1	21.5	448	0.04	13,120	1.31	x
S01284-08	563518	1.5	30.6	147.1	1,808	0.18	71,550	7.16	x
S01284-08	563520	1.0	7.9	69.0	343	0.03	146,200	14.62
	Total	23.2

Average grade			9.76	68.78		0.36		4.61
Average composite grade			22.22	104.06		0.35		5.54

16-6

•        Cu-Zn flotation test in locked cycle

This test provides a representation of processing with recirculation in the flotation. Results are shown on Table 16.6.

Table 16.6:Cu-Zn flotation tests in closed cycle

Metallurgical Projections (D-E)

	Weight		Assays,%						% Distribution
Product	G	%	Cu	Zn	Fe	Pb	Au	Ag	Cu	Zn	Fe	Pb	Au	Ag
Cu 3rd Clnr Con	44.7	1.1	25.8	4.45	27.6	3.33	855	4,401	85.7	0.8	1.1	23.9	70.8	44.6
Zn 4th Cl Conc	366.1	9.3	0.3	58.0	5.66	0.63	12.5	133	7.0	88.5	1.9	37.1	8.5	11.1
Zn Rougher Tail	3,423	87.4	0.03	0.14	30.2	0.07	3.17	56.17	6.9	2.0	94.6	36.8	20.1	43.6
Zn 1st Clnr Scav Tail	84.0	2.1	0.07	24.7	31.0	0.16	3.97	40.51	0.5	8.6	2.4	2.2	0.6	0.8
“Combined” Zn Rougher Tail	3,506.6	89.5	0.028	0.73	30.2	0.07	3.19	55.8	7.4	10.7	97.0	39.0	20.7	44.3
Head	3,917.4	100	0.23	4.08	18.6	0.11	9.18	75.09	100	100	100	100	100	100

Based on these results, a recovery of 85% Cu and 90% Zn with concentrate grade of 18% Cu and 54% Zn can be expected.

16-7

•                 Leaching tests

After the flotation locked cycle test, leaching tests were performed on the Zn rougher tailings (Table 16.7).

The results of the cyanide leach (48 hrs) on the Zn rougher tailings are summarized as follows:

•                  Au extraction was 80% for a solution grade of 2.28 g/t

•                  Ag extraction was 72.3% for a solution grade of 19.9 g/t

Table 16.7:Cumulative recoveries of Au & Ag from cyanidation and flotation

	Flotation (LCT)			Leaching (CN2)			% rec.
	Head	Tail	% rec.	Head (calc.)	Tail	% rec.	Total
Au (g/t)	9.18	3.29	70.8	2.8	0.5	82.1	85.7
Ag (g/t)	75.09	27.5	44.6	29.2	4.5	84.6	81
Cu (%)	0.23	0.034	85.7				85.7
Zn (%)	4.08	0.216	88.5				88.5

•                       Characterization of the Warrenmac tailings

To determine the balance of acid-base (ABA), a static test was carried out on the Warrenmac mineralization. The ABA and net acid generation (NAG) tests on the leach residue indicate that the mineralization is highly acid generating with virtually no acid neutralization potential.

Neutralization potential (NP)/Acid potential (AP) = 0.006 ratio << 1 (acid generating)

The residual pyrite in the cyanide leach tailings is the primary acid generator. It may be feasible to remove the sulfides from the tailings either before or after the cyanide leach and then impound the highly acid generating sulfides separately from the silicate tailing.

16-8

Series 3 - Leaching test – Westwood

•         The Samples

Samples from Zone 2 were sent to the Doyon plant for leaching tests in July 2008. Eight core samples were selected from an area where a bulk sample will eventually be collected (Table 16.8).

Each sample comprised one third mineralization and two thirds wallrock. Table 16.9 details the leaching test results.

Table 16.8:Westwood Leaching Test Samples

WESTWOOD SAMPLES #1 à #8

# Samples	# Hole	Zone	Assay Au (g/T) *
#1	R14070-06	Z230	26.27
#2	R14134-06	Z260	5.19
#3	R14286-07	Z230	4.48
#4	R14439-08	Z230	9.37
#5	R14440-08	Z230	8.57
#6	R14441-08	Z230	5.80
#7	R14453-08 (1)	Z230	5.47
#8	R14453-08 (2)	Z260	6.07

* Computed by the geology department

16-9

Table 16.9:Leaching test results

	Au			Ag			Consumption	Consumption
Test No.	Head	Tail	% rec.	Head	Tail	% rec.	NaCN (kg/t))	CaO (kg/t)
1	22.03	3.92	82.20	4.40	0.2	95.4	0.298	1.823
2	5.19	0.69	86.70	2.20	0.4	81.8	0.341	1.866
3	4.48	0.33	92.60	3.80	0.2	94.7	0.688	1.561
4	12.34	0.62	95.00	9.90	1.3	86.8	0.294	1.607
5	10.23	0.54	94.70	8.50	0.6	92.9	0.221	1.596
6	7.84	0.69	91.20	3.30	0.3	90.9	0.535	1.459
7	3.88	0.38	90.20	1.30	0.6	53.7	0.635	1.425
8	0.98	0.17	82.60	1.20	0.4	66.6	0.339	1.744
12	6.38	0.24	96.20	4.60	0.8	82.6	0.485	1.552
Average	8.1	0.8	90.2	4.4	0.5	82.8	0.426	1.626

Initial conditions :

CN of 800 ppm and CaO of 0,8 g/l
grinding size target of 80% - 200 mesh

16.1        Milling General

Ore processing will be carried out at the existing Doyon mill complex. However, the project will be split into two phases.

In the first phase, only the gold mineralization will be treated at the mill. During the first year of operation the Westwood mineralization will be processed at a rate of 700,000 tpy. Subsequently, the tonnage will be increased to a capacity of 800,000 tpy. The Mouska copper circuit will be temporarily converted to a desulphuration circuit. The existing grinding, leaching, absorption and stripping circuits will require some upgrade. Cyanide destruction capacity will be increased to treat the generated tailings.

In the second phase, the capacity of the existing copper flotation circuit will be increased. A zinc flotation circuit will be added and a new desulphuration circuit will be set up to begin tailings reclamation.

16-10

16.2        Ore Handling and Crushing

The ore will be sent by truck to the Doyon mill (two kilometer haul distance). The ore will be discharged at the existing crusher house. The crushing will be carried out on surface with the available equipment. No modification is planned for the crusher plant. The ore will be conveyed to the milling ore bins using the existing conveyor system.

16.3        Grinding and Gravity

The ore grinding circuit will utilize the existing SAG mill and a 1,000 HP ball mill in closed circuit with its own classification. The existing 350 HP ball mill will be used to regrind the zinc rougher concentrate. For the purposes of this study, it is assumed that the Westwood mineralization grinding characteristics are similar to the Doyon mine mineralization. The ore grinding size is projected to be 80% passing 74 microns (200 mesh). A bulk sample will be treated in late 2009 or early 2010. Until then, samples will be taken for metallurgical testing to refine the grinding characteristics, gravity concentration and potential leachability.

New pump boxes will be required for the SAG mill and the ball mill. The installation of a new trash screen on the last classification stage of the overflow before the copper flotation circuit will also be necessary. The existing gravity circuit will continue to be used for the free gold recovery.

16.4        Flotation

As mentioned earlier the flotation process will only be used in the second phase.

The current Mouska flotation circuit will be used for copper flotation. Three tanks, Cell (1+2), will be added to increase the retention time for the rougher and the scavenger. The current copper concentrate thickener (3.6 meters) will be upgraded to a bigger thickener (6 meters) in order to meet the higher demand. A new circuit will be installed for zinc flotation. The preliminary flotation test results indicate excellent copper and zinc recoveries with good concentrate grades.

16-11

16.5        Filtration

The existing disc filter (2 disc x 4’) used for copper filtration will be replaced by a bigger disc filter (4 disc x 4’) and will be moved to the concentrate shed. For the zinc concentrate, a new pressure filter will be installed in a closed storage facility. The zinc concentrate will be put into a 120 tonne silo. Each day, the concentrate will be transported and put into storage at Cadillac for train shipping. Modifications and upgrades will also be undertaken in the second phase.

16.6        Leaching

Because of the Doyon ore leaching characteristics, the existing leaching circuit has a 60 hour retention time at its nominal rate of 3,200 tpd. For the first year, it is planned to treat 700,000 tpy of Westwood ore. This calls for a seven-day weekly operation at 1,700 tpd or 71 tph. The leaching circuit will therefore have twice the current retention time. Afterward, the tonnage will increase to 800,000 tpy, at which rate the retention time will remain over 48 hours. Leaching tests performed at 48 hours retention time have produced good results. The circuit will thus have a good operating margin.

Cyanide destruction

All the cyanide will have to be destroyed because it is not compatible with the desulphuration and paste backfill processes. The paste backfill plant will be utilized early in the first phase. All the tailings will be treated in the cyanide destruction plant. The SO2-AIR detox circuit will treat the entire mill tailings in a continuous mode. At the end of this circuit, the cleaned tailings will be split and 40% of the discharge will go to desulphuration and 60% will go to the paste backfill plant.

Desulphuration

Desulphuration is a process that involves non-selective flotation of all sulfides present in the tailings. Testwork done thus far indicates that Westwood mineralization has the same acid generating characteristics as Doyon ore, even if the sulfide content is low (less than 7% by weight). The result of the desulphuration process is a sulfide concentrate that will go to the paste backfill plant and a final tailing exempt from sulfides that will be pumped to the tailings ponds.

The main objective is to produce a neutral tailing that can be used for reclamation purposes (i.e. to cover the existing tailing ponds). The sulfide flotation circuit will only be used in the second phase. The

16-12

existing Mouska copper flotation circuit could be used during the first stage to fast-track for the reclamation work.

Paste backfill

The paste backfill plant will have to be moved because it is currently too far from the Westwood shaft. Keeping it at its current location would require many pumping stages that would increase costs and risks. Moving the plant near the shaft will allow the paste to be distributed by gravity as and when required by the underground infrastructure.

16.7        Mill Capacity

The Doyon mill produced up to 250,000 ounces of gold per year in the 1990’s. The existing gold recovery circuit will have ore capacity than required to recover the annual gold production from Westwood. Because it has been used for a long period of time and suffered many repairs, the electrowinning circuit will have to be replaced. As far as the other facilities are concerned (i.e. stripping and refinery), no modifications are planned.

16.8        Tailings Disposal

The existing Doyon tailings ponds have enough residual capacity to store approximately 350,000 additional tonnes. This capacity will be used for the Warrenmac tailings because it is an ore that will not be desulphurated. The Warrenmac tailings will be disposed and fully submerged in the center of the #3 West pond, after having been treated in the detox circuit. The water will be transferred from West pond #3 towards the East pond #3 for aging waters. The water will be used for process water at the mill or treated and discharged in the environment.

A plug will be installed at the fourteenth level in mid-2010. It will allow the pit to be used as a pond. The tailings will be pumped in the pit with more than 60% solid, after having been treated for cyanide destruction.

16-13

16.9        Mill Consumables

It is projected that a collector and copper sulphate system will be installed to feed the zinc flotation circuit and the desulphuration circuit. For the other reagent systems, no modifications are planned because they already have the required capacity.

16-14

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1        Modeling of the Mineralized Envelopes

Modeling of the 3D mineralized envelopes and block model resource estimation were performed using Datamine software (Studio2 version 2.1.1735). The interpretation was performed on sections using polylines and then checked on plan views to avoid unexpected changes of direction and to ensure lateral continuity. Extension of the mineralized zones was restricted to a maximum of 100 meters away from the last drill holes. Minimum width was set to 3.0 meters (true width) based on prior experience at the Doyon mine for this type of mineralization.

Polylines were assembled to create multiple 3D solids within the three main mineralized corridors, from north to south: Zone 2 extension, North Corridor and Westwood Horizon.

Mineralized envelopes were built using all available drill holes between Sections 3400E and 5900E, representing 2.5 kilometers in an east-west direction. The distance between drill holes varies from 100 to 200 meters and continuity of the mineralization can only be assumed. Exceptions are the Warrenmac lens, and part of Zone 2 extension veins (lenses Z230mev and Z260mev) where confidence in the continuity of mineralization improved due to close spaced drilling (30m x 30m or 30m x 60m).

Table 17.1 summarizes the different mineralized envelopes associated with the three corridors of mineralization.

17-1

Table 17.1 : Mineralized Envelopes

Corridor	Number of Ore Zones	Number of Holes Intersects	Rock Code

Zone 2			(Z)
Extension	15	115	210,214,215,216,220,222,224,225,
			226,228,230,230MEV,260,260MEV,264

North			(CN)
Corridor	12	42	6,15,25,30,32,35,38,40,45,300,302,304

Westwood			(W)
Horizon	6	50	10,15,25,27,35,45

Warrenmac			(WR)
	1	22	1

Total	34	229

It should be noted that 125 drill holes were used for the current resource estimate and some low-grade intersections were included into some solids for the purpose of geological continuity. A drill hole typically intersects more than one mineralized corridor. The Westwood horizon presented in Figure 17.1 appears more continuous because it is a distinct stratigraphic horizon, but not all drill hole intersects are economic. The lower grade material is filtered out by the use of a cut-off grade. The Westwood horizon can be followed from surface to about 2,200 meters at depth. Zone 2 and North Corridor are restricted to depths varying from 800 m to 2,200 m (Figure 17.2).

17-2

Figure 17.1 : Isometric View Showing the Mineralized Corridors

17-3

Figure 17.2: Westwood Cross Section 4400E

Warrenmac lens
312000 t @ 5.6g/tAu
4.1 % Zn
Zone 2
Main Pit
Doyon
Sediments
U5a
U5
U4
Mafic volcanics
R13912-06
LEVEL 14-0
(ELEV. 4116M - WW DRIFT)
R14070-06
Zone 2
77,3 g Au/t/ 1,0 m
16,6 g Au/t/ 1,0 m
30,7 g Au/t/ 4,5 m
19,7 g Au/t/ 1,0 m
Westwood
407,4 g Au/t / 0,7 m
42,2 gAu/t / 1,5m
21,5 g Au/t/ 1,0 m
North Corridor
55,2 g Au/t/ 1,0 m
38,1 g Au/t/ 4,0 m
45,2 g Au/t/ 1,0 m
62,0 g Au/t/ 1,0 m
27,7 g Au/t/1,0 m
R14201B-07
R14201-06
Bousquet Fault
Doyon Fault
R13942-06
IAMGOLD
U4 Felsic - altered volcanics
U5 Mafic volcanics
U5a Intermediate-felsic altered volcanics

17-4

17.2        Drill Hole Compositing and Grade Capping

Sample lengths vary from 0.5 to 1.5 meters and average about 1.0 meter. All drill hole assay values are grouped into 0.5 meter equal-length composites except for the Westwood corridor where a 1.0m composite was generated for comparison with the 2007 estimate. Composites longer than 0.5 meter were kept and tagged with a mineralized zone code.

Based on the Doyon mine geologists’ experience, Zone 2 Extension assays were capped to a grade*thickness value of 51 g*m/t which translates into 34 g Au/t over 1.5 m length, 51 g Au/t over 1.0 m or 102 g Au/t over 0.5 m. All other assay grades were capped to 40 g Au/t. Grade statistics and cumulative probability plots for each mineralized zone are presented on Figure 17.3 to Figure 17.5.

17-5

Figure 17.3: Westwood Corridor cumulative plot and statistics

17-6

Figure 17.4: Zone 2 Ext. cumulative plot and statistics

17-7

Figure 17.5: North Corridor cumulative plot and statistics

17-8

The uncapped and capped gold composite statistics associated with each mineralized corridor are presented in Table 17.2 and Table 17.3.

Table 17.2: Uncapped Gold Composite Statistics

Uncapped Gold Composite Statistics (Grouped Data) — g Au/t

Zone	Rock Code	Number	Max	Mean	Median	Std.Dev.
Zone 2	210,214,215,216,220,222,224,	1,122	246.4	7.93	0.60	24.64
Corridor	225,226,228,230,260,264

North	6,15,25,30,32,35,38,40,45,300,	355	848.2	17.55	0.85	79.74
Corridor	302,304

Westwood Corridor	10,15,25,27,35,45	279	112.9	5.03	1.60	12.52

Warrenmac	1	266	442.8	10.30	4.58	26.21

Table 17.3: Capped Gold Composite Statistics

Capped Gold Composite Statistics (Grouped Data) — g Au/t

Zone	Rock Code	Number	Number Capped	Max	Mean	Median	Std.Dev.
Zone 2	210,214,215,216,220,222,224,	1,122	49	51	5.76	0.65	11.85
Corridor	225,226,228,230,260,264

North	6,15,25,30,32,35,38,40,45,300,	355	22	40	6.26	0.90	11.44
Corridor	302,304

Westwood	10,15,25,27,35,45	279	9	40	4.24	1.60	7.89
Corridor

Warrenmac	1	266	6	40	7.24	4.58	7.95

17.3        Specific Gravity

During the 2003/04 drilling campaign, 321 density tests were performed in six different holes inside and around the mineralized zones located east of the Bousquet Fault. The average of all tests was 2.90 tonnes per cubic meter of rock and the median was 2.89 t/m3. This average value seems reasonable since mineralization is located in volcanic rocks and associated with sulfide. More density measurements are needed in the sulfide rich zones (semi-massive to massive mineralization).

17-9

Some density tests were performed during the 2007-2008 drilling campaign to the west of the Bousquet Fault, but their number is too limited to be used as a representative estimate of the different mineralized zones. A density of 2.85 t/m3 (average of Doyon mine) was used to estimate the tonnage of that portion of the orebody except for the Warrenmac lens (massive sulphide) where a historical density of 3.7 t/m3 was used.

17.4        Block Model

Thirty-four block models were used for estimation, one for each individual mineralized structure. Models are oriented east-west, parallel to the mine grid. The parameters of the individual blocks are shown in Table 17.4. The northing dimension of the blocks is adapted to fill the horizontal width of the mineralization. Note that if a block of 5m x Width m x 5m does not fit inside a given wireframe it will be split into sub-cells (1m x Width m x 1m).

Table 17.4: Block Model parameters

Block Model – Individual block parametrers

All Models

Orientation	Maximum Dimension (m)	Minimum Dimension (m)
Easting	5	1
Northing	Horizontal width of the ore (or 1m)
Elevation	5	1
Rotation	None

17.5        Variography and Search Ellipses

No variographic studies were performed given that the drilling pattern is too widely spaced and the zones too small to provide the necessary pairs of data that would be required to produce reliable semivariograms, especially for the short ranges.

Search ellipses were aligned parallel to the mineralized zones along their direction, dip and plunge. The search ellipse profiles used in the grade estimate are shown in Table 17.5.

17-10

Table 17.5: Search Ellipse Parameters

Search Ellipses Parameters

Location	Sector	Radii	Direction	Dip	Plunge
East Bousquet Fault	Zone 2 Extension North Corridor	X = 50m Y = 10m Z = 100m	85° to 90° 86° to 93°	-62° to -72° -64° to -80°	68° West to 75° Est 69° to 80° West
	Westwood Corridor Warrenmac	X=20m,Y=20m,Z=40m	89° 101°	-77° -71°	69° West 80° West

West of Bousquet Fault	Zone 2 Extension	X = 50m Y = 10m Z = 50m	76°	-74° to -76°	76° to 87° West
	North Corridor Westwood Corridor		80° to 87° 77° to 80°	-67° to -77° -71° to -75°	63° to 87° West 53° to 78° West

Note: The search ellipse radii can be increased up to 5 times (250m x 50m x 500m) if there are not enough composites found inside the first pass.

17.6        Interpolation Parameters

Grade estimation was performed using the Inverse Distance Squared Technique (ID2), using the capped 0.5 or 1m composite inside each mineralized zone. Only composites within a solid could be used to estimate the grade of the mineralized zone (hard boundary).

A minimum of five (5) and a maximum of forty (40) composites were used to estimate individual blocks. It is possible that the grade of a block is estimated using composites from only one drill hole inside the ellipse.

17.7        Classification

Mineral resources are classified using certain criteria:

17-11

•                  Quality and reliability of drilling and sampling data

•                  Distance between sample points

•                  Confidence in the geological interpretation

•                  Continuity of the geologic structure and the continuity of the grade within this structure

The drilling technique (diamond drill), the location of the sampling points (based on survey of collars and downhole surveys), the geological logging, the sampling technique (intervals appropriate and half core used for assay) and the quality of the assay data (including QA/QC) are industry standards and judged of good quality.

Because of the density of the drilling information, the continuity of the identified and modeled structures can only be assumed.

Under the CIM Definition Standards for Mineral Resources and Mineral Reserves, an Inferred Resource is defined as:

“That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Based on this definition, the resources at the Westwood Project are classified as Inferred. With the exception of the Warrenmac lens, there has been insufficient work thus far to define a NI 43-101 compliant Measured or Indicated Mineral resource for the Westwood Project.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part it will be upgraded to an Indicated or Measured Mineral Resource with continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

17.8        Resource Estimates

Table 17.5 and Table 17.6 detail the July 2008 resource estimate for the Westwood Project. Tabulation is divided by corridor and presented at different cut-off grades (Figure 17.6).

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Table 17.6: Inferred Resources by Zone at Different Cut-Off Grades

		No Cut-Off			Cut-Off = 1.0 g Au/t			Cut-Off = 2.0 g Au/t
Location	Corridor	Tonnes (000’s)	Grade g Au/t	Ounces (000’s)	Tonnes (000’s)	Grade g Au/t	Ounces (000’s)	Tonnes (000’s)	Grade g Au/t	Ounces (000’s)
	Zone 2 Ext	449	9.8	141	449	9.8	141	434	10.1	141
East Of Bousquet Fault	North	3,222	7.7	798	3,014	8.2	794	2,750	8.8	781
	Westwood	8,270	4.4	1,161	7,499	4.7	1 127	5,786	5.7	1,051

	Zone 2 Ext	6,752	5.0	1,088	6,076	5.5	1 074	4,889	6.5	1,022
West of Bousquet Fault	North	2,660	6.8	580	2,487	7.2	578	2,263	7.8	566
	Westwood	557	6.0	107	369	8.6	103	267	11.4	98

Total		21,911	5.5	3,875	19,894	6.0	3 817	16,390	6.9	3,659

		Cut-Off = 3.0 g Au/t			Cut-Off = 4.0 g Au/t			Cut-Off = 5.0 g Au/t
Location	Corridor	Tonnes (000’s)	Grade g Au/t	Ounces (000’s)	Tonnes (000’s)	Grade g Au/t	Ounces (000’s)	Tonnes (000’s)	Grade g Au/t	Ounces (000’s)
	Zone 2 Ext	416	10.4	139	404	10.6	138	392	10.8	136
East Of Bousquet Fault	North	2,314	10.0	745	1,993	11.1	708	1,724	12.1	670
	Westwood	5,247	6.0	1,007	4,242	6.5	890	3,192	7.2	740

	Zone 2 Ext	4,149	7.2	965	2,848	9.0	820	2,145	10.5	722
West of Bousquet Fault	North	1,797	9.1	528	1,554	10.1	502	1,371	10.8	474
	Westwood	260	11.7	98	244	12.2	96	228	12.7	94

Total		14,182	7.6	3,482	11,283	8.7	3,154	9,052	9.7	2,836

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Table 17.7: Total Inferred Resources by Cut-offs

Cut-off g Au/t	Tonnes (000’s)	Grade g Au/t	Ounces (000’s)
1.0	19,894	6.0	3,817
2.0	16,390	6.9	3,658
3.0	14,182	7.6	3,482
4.0	11,283	8.7	3,154
5.0	9,052	9.7	2,836

Figure 17.6: Grade Tonnage Curve - Inferred Resources

One lens, named WW25, associated with the Westwood corridor on the east side of the Bousquet Fault contains some base metal values. Gold, silver, zinc and copper estimates were performed for that lens. Table 17.7 shows the comparison between the resources of the WW25 lens using a cut-off of 4 g Au/t or $80 NSR per tonne. The contribution of the base metals adds 438,000 tonnes and 43,000 ounces of gold to the project.

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Table17.8: Inferred Resources — Lens WW25 (Cut-off = 4 g Au/t or NSR = $80/tonne)

			Grade				Ounces of	Ounces of
Lens	Cut-off	Tonnes (000’s)	Gold (g/t)	Silver (g/t)	Zinc (%)	Copper (%)	Gold (000’s)	Silver (000’s)	Zinc (tonnes)	Copper (tonnes)
Westwood - WW25	4 g Au/t	856	6.0				164
Westwood - WW25	80$ NSR	1 294	5.0	25.0	1.98	0.12	207	1 039	25639	1 567

Table 17.8 presents the total inferred resources of the Westwood project using a cut-off of 4 g Au/t for all the lenses with the exception of the WW25 lens where $80 NSR per tonne was used. The Warrenmac resources are presented in Table 17.9.

Table 17.9: Inferred Resources (Cut-off = 4 g Au/t; NSR = $80/tonne for WW25 lens)

			Grade				Ounces of	Ounces of
Location	Corridor	Tonnes (000’s)	Gold (g/t)	Silver (g/t)	Zinc (%)	Copper (%)	Gold (000’s)	Silver (000’s)	Zinc (tonnes)	Copper (tonnes)
	Zone 2 Ext	404	10.6				138
East of Bousquet	North	1 993	11.1				708
Fault	Westwood	3 385	6.7				726
	Westwood - WW25	1 294	5.0	25.0	1.98	0.12	207	1 039	25 639	1 567

	Zone 2 Ext	2 848	9.0				820
West of Bousquet	North	1 554	10.1				502
Fault	Warrenmac
	Westwood	244	12.2				96

Total		11 721	8.5				3 197	1 039	25 639	1 567

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Table 17.10: Indicated Resources (Cut-off = $80/tonne)

			Grade				Ounces of	Ounces of
Location	Corridor	Tonnes (000’s)	Gold (g/t)	Silver (g/t)	Zinc (%)	Copper (%)	Gold (000’s)	Silver (000’s)	Zinc (tonnes)	Copper (tonnes)
Zone 2 Ext
East of Bousquet	North
Fault	Westwood
Westwood - WW25

Zone 2 Ext
West of Bousquet	North
Fault	Warrenmac	313	6.9	53.7	4.54	0.20	70	540	14 200	626
	Westwood								—	—

Total		313	6.9	53.7	4.54	0.20	70	540	14 200	626

17.9        Validation of Results

17.9.1 Composites vs. Block Grades

Table 17.10 shows a comparison between the average gold grade for the capped (0.5 and 1.0m) composites with the average block grade for each zone. These results demonstrate that the block grade is within 3% of the composite grade, except for the Warrenmac lens where it is slightly higher. Overall, the block model does not appear to overestimate block grade when compared to the composite data.

Table 17.11: Grade Comparison — Composite vs. Block Model

Average Composite Grade vs Block Grade (g Au/t)

Zone	Composite Grade	Block Grade	Block vs Composite
Zone 2	5.77	5.95	97%
North Corridor	7.47	7.59	98%
Westwood	5.76	5.68	101%
Warrenmac	7.24	6.72	108%

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17.9.2     Volume of the Wireframes vs. Volume of the Block Model

As shown in Table 17.12, the reported volumes are similar between the wireframes and the block models. The block model underestimates the wireframe volumes by an average of 3%. This difference could be explained partly by the fact that the mineralized zones are narrow (around 3m) and that some blocks, which are too far away from drill holes, have not been evaluated by the search ellipse used and are excluded from the estimate, even if they were inside the wireframes.

Table 17.12: Volume Comparison

Comparison between the Wireframes Volumes and the Block Models (all grade)

Zone	Wireframes Volume (m3)	Block Model Volume (m3)	Model vs Wireframes
Zone 2	2,021,500	1,957,100	97%
North Corridor	2,068,900	2,017,000	97%
Westwood	4,071,600	3,975,100	98%
Warrenmac	86,300	84,500	98%
Total	8,248,300	8,033,700	97%

17.10      Evaluation of Geological Risks

Overall, the Westwood inferred resource estimate has a low risk with respect to data quality. However, the density of data is not sufficient to have a good level of confidence on the tonnage and grade estimates for this type of mineralization, especially for local estimates. Much more information is required to increase the confidence level and to delineate Indicated or Measured resources.

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Table 17.5: Risk Matrix

Westwood Resource Risk Factors

• Risk area	• Risk Rating	• Comments

Drilling technique	Low	100 % Diamond drilling

Logging	Low	Geology of the Area well understood.

Drillsample recovery	Low	Core recovery excellent, almost 100%

Sub-sampling technique	Low	Sample intervals appropriate. Half core used for assays

Quality of global as say data	Low	When using number of data, average of first and second assay about the same.

Quality of individual assay data	Low to High	Low on global and high on local scale.

Location of data points	Low	Drill collar surveyed. All holes also have down-hole survey

Density	Low	Same rock type than Doyon Mine

Compositing	Low	Composites weighted by length. Composite length appropriate

Top cuts for grade	Low	Statistics show that 40 g Au/t used for capping is often conservative.

Geological interpretation	Low to Medium	Good confidence in the direction and dip of the zones more or less parallel to the foliation like the mineralization in the volcanic rocks at Doyon Mine.

Geological continuity	High	Risk is high for continuity and influence of individual drill holes. Continuity is only assumed but not verified. Data density insufficient for variography analysis.

Tonnage estimation	Mediumto high	Dependent of the continuity of the zones.

Grade estimation	Medium for global estimate. High for local estimate

If we apply a 20% dilution, the grade seems like about the same than the historical underground production at Doyon. Top cut of assays is conservative. Not enough data for confidence in local estimation.

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At this stage of the project, only Inferred Resource can be identified because of the assumed, but not verified, geological continuity of the zones. The quantity and grade can be estimated on the basis of geological evidence and limited sampling data due to the large drill hole spacing.

The only exception is the Warrenmac lens where an Indicated Resource estimate is based on a drill hole spacing of 30m x 30m to 30m x 60m. The 23 drill holes within the lens have all returned economic assays.

At Westwood, an important delineation program, including development in the mineralization, is ongoing. IAMGOLD is confident that this work will provide enough information on geological and grade continuity to be able to upgrade the classification of a portion of the resources from inferred to indicate in 2010.

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18.0        OTHER RELEVANT DATA AND INFORMATION

IAMGOLD would like to caution the public that data presented in this Chapter is very preliminary and should not be considered for any economic studies. This report focuses on mineral resource reporting and preliminary assessment for all other aspects of this NI 43-101. IAMGOLD Corporation states that:

“The economic analysis presented in Section 18.9 is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.”

Some preliminary assessments were done to determine the economic viability of the project. IAMGOLD again caution the public that this information is only for a general overview of the economics of the project.

18.1        Diluted Resources

The term “Reserve” cannot be used at Westwood because the bulk of the resources (98% of the ounces) used for the economic evaluation are based on inferred resources. The only portion of the deposit that is classified as indicated resources is the Warrenmac deposit (312,800 tonnes grading 6.9 g Au/t for 69,690 contained ounces of gold) using an $80/tonne cutoff.

Assuming a price of $700/oz for gold and a $1.25 exchange rate, the 4 g Au/t cutoff resources was used as a base. Some base metal resources were added using $2.50/lb for copper and $1.00./lb for zinc. A development dilution of 10% was added on the development mineralized material and a 28% dilution on the mineralized material in stopes and a 95% mining recovery was added on the production mineralized material. These factors reflect achievements at the Doyon mine in the same environment.

Using the above dilution assumptions, total diluted resources for Westwood are 11.9 M tonnes grading 7.6 g Au/t for 2.9 million contained ounces of gold. It is important to note that this includes two sulphide-rich zones that represent 1.4 M tonnes grading 4.3 g Au/t or 0.2 million contained ounces of gold. Under the current study, these zones would not be mined until the last two years of the mine plan. Should base metal prices improve significantly, the sulphide-rich zones can be mined at an earlier time, subject to certain modifications to the mill that would take in the order of 12-15 months to complete. The gold-rich zones account for the remaining 10.5 M tonnes grading 8.01 g Au/t or 2.7 million contained ounces and represent the first 13 years of the mine life under the current model.

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The diluted resources used in the mining plan are presented in detail on the following Table 18.1.

18-2

Table 18.1 :Resources based on preliminary assessment

				Grade
Sector	Zone		Tonnes	Gold (gr/t)	Silver (gr/t)	Zinc (%)	Copper (%)	Gold Ounces	Silver Ounces	Zinc (000 lb)	Copper (000 lb)
	Zone 2		2,231,096	10.92	11.34	0.00	0.00	783,403	813,730	—	—
West of Bousquet	Corridor Nord		1,247,729	11.89	11.81	0.00	0.00	476,837	473,866	—	—
Fault	Warrenmac		312,785	6.93	53.70	4.54	0.20	69,690	540,021	14,200	626
	Westwood		309,936	11.93	11.83	0.00	0.00	118,835	117,897	—	—
	Zone 2		248,773	11.45	11.60	0.00	0.00	91,545	92,768	—	—
East of Bousquet	Corridor Nord		1,804,599	12.04	11.89	0.00	0.00	698,615	689,706	—	—
Fault	Westwood		2,986,465	6.95	9.42	0.00	0.00	667,602	904,314	—	—
	Westwood B.Metal		886,170	4.82	25.00	1.79	0.12	137,261	712,275	15,852	1,024
Total			10,027,552	9.44	13.48	0.30	0.02	3,043,788	4,344,577	30,052	1,649

Ore development			2,289,294	9.44	13.48	0.30	0.02	694,896	991,866	6,861	377
Development diluted		10%	2,518,224	8.58	12.25	0.27	0.01	694,896	991,866	6,861	377
Stope			7,738,258	9.44	13.48	0.30	0.02	2,348,892	3,352,712	23,191	1,273
Stope diluted		28%	9,906,862	7.37	10.53	0.23	0.01	2,348,892	3,352,712	23,191	1,273
Mining Recovery		95%	9,411,518	7.37	10.53	0.23	0.01	2,231,447	3,185,076	22,032	1,209
Diluted resources			11,929,742	7.63	10.89	0.24	0.01	2,926,343	4,176,942	28,893	1,586

Base Metal Section
	Warrenmac		312,785	6.93	53.70	4.54	0.20	69,690	540,021	14,200	626
	Westwood B.Metal		886,170	4.82	25.00	1.79	0.12	137,261	712,275	15,852	1,024
Total			1,198,955	5.53	37.38	2.51	0.14	206,951	1,252,297	30,052	1,649

Ore development			273,722	5.53	37.38	2.51	0.14	47,247	285,899	6,861	377
Development diluted		10%	301,094	4.88	29.53	2.28	0.13	47,247	285,899	6,861	377
Stope			925,233	5.53	37.38	2.51	0.14	159,704	966,398	23,191	1,273
Stope diluted		28%	1,184,525	4.19	25.38	1.96	0.11	159,704	966,398	23,191	1,273
Mining Recovery		95%	1,125,298	4.19	25.38	1.96	0.11	151,719	918,078	22,032	1,209
Diluted resources			1,426,392	4.34	26.25	2.03	0.11	198,966	1,203,977	28,893	1,586

Gold Section
	Zone 2		2,231,096	10.92	11.34	0.00	0.00	783,403	813,730	—	—
	Corridor Nord		1,247,729	11.89	11.81	0.00	0.00	476,837	473,866	—	—
	Zone 2		248,773	11.45	11.60	0.00	0.00	91,545	92,768	—	—
	Corridor Nord		1,804,599	12.04	11.89	0.00	0.00	698,615	689,706	—	—
	Westwood		309,936	11.93	11.83	0.00	0.00	118,835	117,897	—	—
	Westwood		2,986,465	6.95	9.42	0.00	0.00	667,602	904,314	—	—
Total			8,828,597	10.48	11.00	0.00	0.00	2,836,837	3,092,281	—	—

Ore development			2,015,572	10.48	11.00	0.00	0.00	647,649	705,967	—	—
Development diluted		10%	2,217,130	9.09	9.90	0.00	0.00	647,649	705,967	—	—
Stope			6,813,025	10.48	11.00	0.00	0.00	2,189,188	2,386,314	—	—
Stope diluted		28%	8,722,337	7.81	8.51	0.00	0.00	2,189,188	2,386,314	—	—
Mining Recovery		95%	8,286,220	7.81	8.51	0.00	0.00	2,079,728	2,266,998	—	—
Diluted resources			10,503,350	8.08	8.80	0.00	0.00	2,727,377	2,972,965	—	—

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18.2         Mining

Mining of the Westwood project was all planned using the long hole retreat method. All the stopes will require backfill in order to maintain stability and low dilution. Paste backfill combined with the use of rock-fill was the option retained. This method is well mastered and currently used at the adjacent Doyon mine.

All stopes were planned 15 m high by 15 m long with minimum 2.5 m true thickness. In most of the cases, this thickness is well over the thickness of the mineralized zone. With the current method 1.2 m thickness in stopes could be achieved using the equipment already selected.

No optimization was done on this matter to reflect the current level of information on vein lateral and vertical continuity. Basic rock mechanics evaluation was performed using data from the Doyon mine in the same environment. A rock mechanic campaign is currently underway and will help optimize stope dimensions, sequencing and position the underground infrastructures. Some new elements namely the Bousquet fault; the depth and presence of schist were introduced in this study.

The production rate will be of 2,200 tpd obtaining 200,000 ounces or 800,000 tpy. Based on our evaluation, 200,000 ounces production is required to reach profitability. In the further steps, some options will require more investigation to minimize the tonnage and increase the grade which should improve the economic results.

The current plan suggests starting ramp access and shaft as soon as possible in order to be able to have production from the upper part of the mine before pre-production work ends. The mine start-up should take four years and it should be in production for at least 16 years, based on currently identified resources. The current study postpones extraction of the base metal-rich zones until the end of the project, a difference from the 2007 Study, to reflect the current deflated base metal prices.

To achieve the production target the mine will operate two 10 hour shifts 7 days per week.

The accuracy of the geological information based on large drill spacing is low and making it a bit early for mine plan optimization. The average grade was used over the mine life.

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18.3        Processing

The ore processing is planned using the existing Doyon milling complex. At this time, it is considered that the mill has all the processing capacity required and will need only minor modifications. A zinc circuit will be added to the copper circuit to handle the base metal in 2023. Metallurgical tests are currently underway. For this study it is assumed that the mine will reach the same productivity Doyon is now achieving.

18.4        General Services and Administration

As per the schedule, the mine will go into production after IAMGOLD’s nearby Doyon and Mouska mines have been closed. With this in mind, it has been decided to bring all the administrative functions on site as opposed to the current practices with the regional office.

18.5        Environment & Permitting

At the scoping stage, limited work was done on environment. Some discussions were initiated with the government with regards to permitting and the new requirements for the project. This will be continued over the next few years.

Basic assumptions on environment are as follows:

•                  Use of Doyon main pit as a tailing pond with cyanide destruction facility installed;

•                  Disposal of the acid generating waste in the Doyon main pit;

•                  Water management done with the same infrastructure currently used by Doyon.

18.6        Operating Costs

The operating costs are mainly based on the Doyon mine. Supplies, salaries and productivities are comparable to those achieved at the Doyon mine factored to take into account the longer shifts (8hrs vs. 10hrs). The mine costs used for this study are estimated as follows in Table 18.2.

18-5

Table 18.2: Mine costs

Operation Costs

	Pre-Production (Capitalized) (C$M)	Production (C$M)	Total (C$M)
Definition drilling	2.1	27.7	29.8	2.50$/t hoisted
Stope Preparation	13.3	158.6	171.9	14.41 $/t hoisted
Extraction	17.8	99.7	117.5	24.57$/t hoisted
Services	38.2	223	261.2	21 .90$/t hoisted
Technical	7.9	47.5	55.5	4.65$/t hoisted
Surface Hauling	0.2	23.7	23.9	2.00$/t hoisted
Mill	3.8	188.3	192	16.10$/t milled
Environment	2.8	16.1	19	1.59$/t milled
Administration	15	73.8	88.8	7.44$/t milled
Total	88.1	1,047.00	1,135.10	95.1 5$/t total

Over the life of the mine, it is estimated that the total operating costs (not including capitalized preproduction expenditures) will be C$1 ,047 M or $87.77 /t.

The cost per tonne at Westwood is significantly lower than the current costs at the Doyon mine for a number of reasons. At the Doyon mine, the geology is more complex with significant folding of the mineralized units in some areas. Westwood mineralization occurs within three fairly regular tabular zones, which will facilitate more efficient mining. At the Doyon mine, as a result of the geology of the ore zones, mining is based on a 3.0 meter minimum mining width, whereas Westwood is based on a 2.5 meter mining width and will use a new mining fleet. Also, as Doyon has reached the end of its mine life, the most recent years the scheduled mining draws on the remaining zones that may be located in a number of different areas, reducing the efficiency of mining.

18.7        Capital Expenditures

The total capital expenditures required during the life of the mine are estimated at C$642.6 M. The expenditures required to put the Westwood project into production are estimated at C$41 1.5 M. The

18-6

main components of the expenditures and comparison with 2007 Study are presented in Table 18.3 as follows:

Table 18.3:Capital Cost

Total Capital Expenditures

(CM$)	Total 2008 Study	Total 2007 Study
Exploration	7	7
Valuation Drilling	17.9	21
Deferred Development	304.3	246.7
Surface Constructions	100.1	103
Studies	1.4	0.8
Shaft	62.8	56.6
U/G Constructions	15.9	12.4
U/G Equipment	40.7	32.9
Inventory	4.4	4.1
Owner’s Costs	88.1	36.7
Total	642.6	521.3

It is assumed that all the equipment and infrastructure in this Study are new and based on budget prices. In the next evaluation, there will be an opportunity to evaluate the possible use of some refurbished equipment from the Doyon mine.

18.8        Project Schedule

Starting in 2009, the project schedule includes production of a Final Study in 2011 towards a decision on production. It is expected that it will take 48 months before production start-up with the upper part of the mine above 1,080 meters. Another 33 months shall be required before the lower part of the mine will come into production. Full production is expected to be reached during the 5th year after development work has started.

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18.9        Financial Evaluation

The base case was estimated using a gold price of $700/oz, copper $2.50/lb and zinc $1 .00/lb. Exchange rate from US dollars to Canadian dollars US was fixed at 1.25. The production is no longer subject to the Barrick Gold Corporation royalty previously held on the Doyon property. The revenues from base metal were calculated using estimated treatment terms. Total production of 2.8 M ounces of gold will generate net revenues estimated at C$2.5 billion.

The operating costs, capital expenditures, and sustaining capital as indicated in the following table in thousand of C$, total respectively C$1,047 M, C$412 M and C$231 M (Table 18.4).

Cash flows are made before taxes and have been made on the basis of project years. They exclude any element or impact of debt financing.

Table 18.4:Economic Evaluation

Tonnes Mined	11,929,742
Tonnes Milled	11,929,742
Gold Production (oz)	2,809,289
Copper Production (000 lb)	2,476
Zinc Production (000 lb)	43,118
Gold Revenues (C$000)	2,512,185

	$ /t milled	(C$000)
Mining	62.46	745,133
Processing	19.12	228,081
Administration	6.19	73,815

Total Operating Costs	87.77	1,047,029
Operating Cash Flow		1,473,682
Capital Expenditures		411,527
Sustaining Capital		231,088
Net Cash Flow (Before Tax)		831,067
IRR		13.2%

A taxation scenario was performed on the project under the following assumptions C$300 M tax credit pool and 15% tax credit on exploration work. The results were that C$202 M will be paid in tax and C$37 M will be recovered from tax credit. The net cash flow after tax will be C$ 665.8 M with an internal rate of return of 12.5%

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19.0 INTERPRETATION AND CONCLUSION

The Westwood Project presents a great opportunity for the development of an economic mine within a well established mining camp with good infrastructure, a skilled and experienced pool of manpower, and a low political risk environment that supports mining. The deposit still holds significant risk as insufficient drilling has been completed to date to provide a high level of confidence on the continuity of the gold mineralization. It is the opinion of the author that sufficient work has been done to date to support the estimation of the inferred resources presented and the preliminary assessment. The results to date, however, are sufficiently attractive to justify substantial exploration expenditures to expand and better define the resource base and further investigate the potential.

19.1        Opportunity

Significant additional drilling and underground development will be required to further delineate the mineralization, expand the resource base, adequately constrain the resource models and to upgrade Inferred Resource to the Measured and Indicated categories. The ultimate size of the mineralized bodies at the Westwood Project is yet to be defined, especially at depth and laterally, on both sides of the Bousquet Fault Zone. The current resource estimate made on widely-spaced exploration holes excludes areas of low grade intercepts even if the structures were recognized in the hole. The underground drifting and sampling along Zone 2 in 2008 showed important grades variability within the structures. In-filing with additional drill holes may reclassify areas that have been excluded so far. It is well known that numerous stopes at the Doyon and Mouska mines have been mined with success even if the number of economic drilling intersections were as low as 40%.

Mining method and width: All the calculations done to date clearly demonstrate that production grade will have the most important impact on the project. A review will be necessary to optimize the mining method and the mining width when additional geological information is available and increased density of drill intersections.

Deferred Development: There are several opportunities to decrease the amount of deferred development required for the project. At this stage it was decided not to do any optimization as the geological interpretation will probably change and impact the mining method.

Equipment and infrastructures: This project was evaluated principally assuming new equipment. With the closure of the Doyon mine several pieces of equipment and infrastructure will become available.

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Detailed evaluation of every piece of equipment and their related refurbishment cost may show in some cases great opportunities for savings. This will have to be addressed before the Doyon mine shutdown.

Grade: As more precise geological information is gathered, a grade optimization scenario can be built, leading to a better rate of return as some higher grade zones could be milled in the first production years.

19.2        Project Risks

Resource estimation: The current financial model is based on inferred resources. The diamond drill holes used in the resource estimation are widely spaced, leading to possibly wide variations in expected tonnage and grade.

•                  Grade of Gold Mineralization: As the information is still based on Inferred Resource, there are no certainties that the grade will remain unchanged with more drilling and/or development done.

•                  Continuity of Gold Mineralization: The deposit’s narrow feature would suggest that the veins will pinch and swell. Currently lack of data doesn’t permit validation or invalidation of this assumption. For now, the geological model assumes long continuous veins. When the exploration sill development in Zone 2 is complete, a great amount of information will be available to evaluate the continuity of the gold mineralization. A lack of continuity will impact negatively the current selected mining method.

•                  Water and fault: The presence of the Bousquet fault at the center of the future mine may have a severe impact on the project’s viability. For now, significant water inflow along this fault is not expected. Major water inflow may drive up ground control costs considerably.

•                  Backfill: A more detailed study will be required to validate the use of paste-backfill at the mine. A complex distribution network will be necessary and only preliminary pouring distances were evaluated. The number of stopes required per year to achieve the targeted production may have an impact on the backfill method selection. The curing time of the paste-backfill may have a negative impact on this choice. Preliminary tests should be part of the upcoming bulk sampling program.

•                  Tailings and waste disposal: IAMGOLD expects to receive the required permits for the use of the old Doyon pit for tails and waste disposal. If it is not successful, more costly options will have to be

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considered. These options are namely new tailings facilities, dam raising and paste capping of the old tailings.

•                  Commodity prices: The copper and zinc prices used for the base case financial evaluation are higher than the prices currently prevailing. Even if the base metal contribution to the cash flows represents less than 1-percent of the total revenues, there is no assurance that copper and zinc prices will return to the levels used herein.

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20.0 RECOMMENDATIONS

There are several recommendations to be made with respect to the ongoing exploration program and future testwork. Some recommendations have already taken place.

20.1        Exploration Drilling

The resource inventory of the Westwood project is quite important. The 2007-08 exploration drilling campaigns have increased the information coverage over and below the 14th level, on both sides of the Bousquet Fault. Our knowledge of the continuity and the lateral extensions of the mineralized lenses improved. The current definition drilling program on Zone 2 showed better mineralization continuity than expected but the grade distribution is quite variable inside the lens. Some of these extensions will require follow-up in 2009. New drill access and additional definition drilling programs are planned.

As drilling is continuing with four exploration drill rigs, the recommendations do not include additional instructions for specific drill holes or for a specific drill pattern. The recommendation is to complete additional step-out drilling for the three mineralized corridors and determine the full resource potential of the project.

Two additional rigs will also conduct in-fill drilling programs on three distinct limited blocks (NC Zone – West of Bousquet Fault, Westwood Au-Zn Zone, close to surface – East of Bousquet Fault and Zone 2 – close to the 14-level, east of Bousquet Fault). These programs will increase our level of knowledge in the currently delineated resource.

It is also recommended to establish a long term (3-years) drilling plan that will be synchronized with the planned mining development. It will be essential to evaluate the cost/time savings of having the information sooner or waiting for the new developments and to be more accurate, especially at depth.

20.2        Metallurgical Testing

Metallurgical testing is ongoing on the Westwood mineralization. It will be necessary to have metallurgical testing on all resource areas to provide preliminary recovery information that can be used in future reserve estimation.

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20.3        Resource Estimation

Additional specific gravity data is needed to compute an average bulk density for the mineralized zones.

As more closely-spaced data becomes available, variography studies should be performed to investigate the spatial variability.

20.4        Environment

The Westwood project offers an opportunity to use the tailing material generated for use in reclaiming the Doyon tailings facilities and related infrastructure that is not required for operation. With the planned desulphuration process, the resultant tailings will provide ideal cover materials for reclaiming Doyon tailings areas. The benefits include reducing the cost of decommissioning the Doyon tailings facilities, providing a proven closure option for the Doyon mine and minimizing the biodiversity impact by not having to construct a new tailings facility.

20.5        Pre-feasibility Study

A Pre-feasibility Study is recommended to examine the project in advance of a potential feasibility Study. The Pre-feasibility Study will target a preliminary overview of all aspects of the project viability including resources, mine planning and metallurgy, but specifically will also address infrastructure issues of access roads, power, water resources, as well as social/political issues and environmental issues. This work can be done concurrently with ongoing drilling for resource expansion.

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21.0 REFERENCES

IAMGOLD Corporation & Genivar, Warrenmac Project (Rev. 4), June 30, 2008, p.40

IAMGOLD Mine Doyon, Recommandation préliminaire de golder au sujet du projet westwood, après la visite sur le terrain (84-00), september 2008, p.1

IAMGOLD Mine Doyon, Programme mécanique des roches, Febuary 2007

IAMGOLD Mine Doyon, historical operating cost

IAMGOLD Mine Doyon, Rapport préliminaire-Atelier d’amélioration continue (mini Kaïzen #12), April 2008

URSTM, Projet PU-2007-05-295 Essais métallurgiques effectués sur le Westwood Minerai Mouska

Rapport d’étape, september 2007, p.22

IAMGOLD Corporation, Press realese n°29/08 IAMGOLD annonce l’acquisition de la redevance de la Mine Doyon, July 2008, p.2

Genivar, Cédule Projet Westwood, September 2008

MIR Télédétection, Carte IKONOS Mine Doyon, 2007

Genivar, Travaux d’ingénierie conceptuelle installation de surface, puit et fonçage de puit, June 2006

Genivar, AV110929-Conceptuel préliminaire du réseau de ventilation pour le projet Westwood, June 2008

Golder Associates, Avis Géotechnique pour l’excavation du mort-terrain au collet du puit Westwood, Preissac, July 2008

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École Polytechnique Montréal, Essaie de laboratoire projet Westwood, Mars 2008 Lab Expert RouynNoranda, laboratory analysis

ALS Chemex Laboratory, laboratory analysis

École Polytechnique Montréal, mesure de contrainte in-situ à la mine Doyon-Projet Westwood, April 2008, p.92

SGS Lakefield, An investigation to confirm the metallurgical and environmental characteristics of Warrenmac zone of Doyon orebody, October 2008

Golder Associates, Memo technique rampe Warrenmac, April 2008

Golder Associates, Bousquet fault characterisation data integration and preliminary analysis, October 2008

IAMGOLD Corporation, Unpublished internal documents, maps, hard copy and digital copy data. Scoping Study, June 2007

IAMGOLD Corporation, Unpublished internal documents, maps, hard copy and digital copy data. Revised Scoping Study, December 2008

Websites:

IAMGOLD Corporation: www.iamgold.com

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22.0 SIGNATURE PAGE

This report titled National Instrument 43-101 Technical Report for Westwood Project, Québec, Canada dated February 18, 2009 was prepared under the authority of Mr. Réjean Sirois, Eng, Manager, Mining Geology assisted by Mr. Daniel Vallières, Eng, Manager, Underground Mining Projects and Mr. Pierre Pelletier, Eng, Vice-President, Metallurgy who are IAMGOLD Ltd employees and act as Qualified Persons as defined by the Canadian National Instrument 43-101:

Rejean Sirois, Eng.

Dated in Longueuil, Québec	Réjean Sirois, Eng.
February 27, 2009	Manager, Mining Geology
Gestion IAMGOLD-Québec Inc.

Daniel Valliires, Eng.

Dated in Longueuil, Québec	Daniel Vallières, Eng.
February 27 2009	Manager, Underground Mining Projects
Gestion IAMGOLD-Québec Inc.

Pierre Pelletier, Eng.

Dated in Longueuil, Québec	Pierre Pelletier, Eng.
February 27 2009	Vice-President, Metallurgy
Gestion IAMGOLD-Québec Inc.

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23.0 CERTIFICATE OF QUALIFIED PERSONS

Certificate of Qualified Person (« QP »)

Réjean Sirois

I, Réjean Sirois, Manager, Mining Geology, at Gestion Iamgold-Québec inc., 1111 Rue St-Charles W., Suite 750, Tour Est, Longueuil, Québec J4K 5G4, hereby certify that:

1.	I am a graduate from the Université du Québec à Chicoutimi in 1983 and have a Bachelor’s degree in Geological Engineering (B. Eng. Geology).

2.	I am a registered geological engineer in the Province of Quebec (OIQ # 38754) and I am a member of the Prospectors & Developers Association of Canada.

3.

I have practiced my profession as a geological engineer since my graduation, in exploration and mine geology. Over the last 24 years, I have completed numerous mineral resource evaluations for gold and base metals.

4.

I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I have made four site visits to the Westwood Project between June 2008 and September 2008.

6.

I am responsible for the overall preparation and specifically of sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 17, 19 and 20 of the Technical Report titled: “Technical Report on the Westwood Project, Quebec, Canada (February 2009)”.

7.	I did receive from my employer participation incentive securities (“options”) and company shares in 2007 and 2008. I am a full-time employee of IAMGOLD and own shares of IAMGOLD.

8.	I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.

At the date of the certificate, to the best of my knowledge, the Technical Report on the Westwood Project, Quebec, Canada (February 2009) contain all the necessary information that is required to be disclosed to make the report not misleading.

10.

I consent to the filing of the Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated, in Longueuil, on this 27th day of February 2009.

Réjean Sirois, Eng.

Réjean Sirois, Eng.

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Certificate of Qualified Person (« QP »)

Daniel Vallières

I, Daniel Vallières, Manager, Underground Projects, at Gestion IAMGOLD-Québec inc., 1111 Rue St- Charles W., Suite 750, Tour Est, Longueuil, Québec J4K 5G4, hereby certify that:

1.	I am a graduate of Laval University, Quebec (B. Eng. Mining).

2.	I am a registered mining engineer in the Province of Quebec (OIQ # 107203) and I am a member of the Canadian Institute of Mining and Metallurgy.

3.	I have practiced my professions of mining engineer continuously for the last eighteen years in the fields of gold and base metal mining.

4.

I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I have made several visits to the Westwood Project on a regular basis over the past 3 years and I have a good understanding of their cost structures and operational context.

6.	I am responsible for the sections 18, 19 and 20 of the Technical Report titled: “Technical Report on the Westwood Project, Québec, Canada (February 2009)”.

7.	I did receive from my employer participation incentive securities (“options”) and company shares in 2007 and 2008.

8.	I have read the National Instrument 43-101 and Form 43-101 F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.

I consent to the filing of the Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated, in Longueuil, on this 27th day of February 2009.

Daniel Vallières, Eng.

Daniel Vallières, Eng.

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Certificate of Qualified Person (« QP »)

Pierre Pelletier

I, Pierre Pelletier, vice president, Metallurgy, at Gestion Iamgold-Québec inc., 1111 Rue St-Charles W., Suite 750, Tour Est, Longueuil, Québec J4K 5G4, hereby certify that:

1.	I am a graduate of Laval University, Quebec (B. Eng. Mining).

2.	I am a registered mining engineer in the Province of Quebec (OIQ # 36825) and I am a member of the Canadian Institute of Mining and Metallurgy.

3.	I have practiced my professions of mining engineer in mineral processing continuously for the last twenty-five years in the fields of gold and base mineral processing.

4.

I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I have made one visit to the Westwood Project in January 2008.

6.	I am responsible for the preparation and of section 5 of the Technical Report titled: “Technical Report on the Westwood Project , Quebec, Canada (February 2009)”.

7.	I did receive from my employer participation incentive securities (“options”) and company shares in 2007 and 2008.

8.	I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.

I consent to the filing of the Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated, in Longueuil, on this 27th day of February 2009.

Pierre Pelletier, Eng.

Pierre Pelletier, Eng.

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